Brookfield

2024

Brookfield Asset Management

Q2 2024

INTERIM REPORT

LETTER TO SHAREHOLDERS
Overview
We delivered strong results in the second quarter and now have approximately $1 trillion of assets under management. During the quarter, we raised a total of $68 billion, bringing capital raised over the last twelve months to $140 billion, which is our highest ever in a twelve-month period.
Fundraising helped drive fee-bearing capital (FBC) to $514 billion, an increase of $74 billion or 17% from a year ago. For the quarter, we generated $583 million of fee-related earnings (FRE) and $548 million of distributable earnings (DE). Our reported earnings only reflect partial income from fee-bearing capital raised mid-period, as the $49 billion mandate closed mid-quarter. On an annualized basis, in-place FRE and DE at the end of the quarter were $2.5 billion and $2.4 billion, up 11% and 12% from a year ago, and fundraising momentum should continue to build over the balance of the year.
Performance and Scale Have Facilitated Growth, and Our Scale Advantage is Growing
We have been investing in and operating assets for 125 years. However, it was only 25 years ago when we began our journey as an alternative asset manager. Since then, our global footprint has expanded to over 30 countries, supported by over 2,400 investment and asset management professionals and nearly a quarter-million operating employees. We broadened our fundraising capabilities to cover institutional investors, insurance solutions, and private wealth clients. We also spun off our listed affiliates over the years, creating public market “clients” with access to our private funds and, more recently, we have moved into private wealth and insurance solutions channels, which are becoming meaningful and consistent contributors to our capital raising capabilities.
One thing that often gets forgotten is that the roots of our private fund offerings are in private equity. Our first fund offering was a private equity fund started in the early 2000s, and our private equity business is one of the best performing among our peers. We have launched six flagship funds over 20 years, leading to over $130 billion of investments, and have generated a gross IRR of approximately 27% and a net IRR of approximately 21%. These are exceptional returns that few have matched.
This success in private equity has been driven by our disciplined investment approach, focusing on acquiring businesses that provide essential products and services and that generate resilient cash flows. We have particular expertise in industrial businesses, where few have operating capabilities to do what we do, offering us a competitive advantage. Over the years, we have broadened our sector focus to include technology and healthcare—and recently, we began investing in backbone payment and financial infrastructure, as we believe that certain mega-trends are driving a transformation of the global financial system.
Our heritage as an owner / operator has enabled us to enhance our portfolio businesses through active management rather than solely relying on financial leverage and multiple expansion. More than half of the returns we have generated in private equity stem from operational value. In an environment where multiples are no longer growing, our approach to investing is sought after by investors.
The same approach that has propelled our private equity success has been similarly applied across our newer asset classes, which are all seeing significant growth and capital needs—real estate, infrastructure, renewable power and transition, and credit. The AI revolution that is rapidly taking hold is creating significant opportunities across all of our businesses. As the largest combined renewable power and infrastructure investor, we form the backbone behind this technological transformation. Our significant scale of over 230,000 megawatts of operating and under development renewable power and data center assets, positions us as the largest AI backbone investor. Our recent $10+ billion Microsoft deal is a testament to that.
Despite our growth, we have never pursued growth merely for its own sake. Instead, this achievement reflects our steadfast commitment to serve our clients and deliver attractive risk-adjusted returns over the long-term. Our strategy benefits from the Brookfield Ecosystem, which provides knowledge and insights to our other businesses. In addition, with access to a strong permanent capital base and a fundraising engine that can successfully raise capital globally, few can compete. Scale gives us an added competitive advantage to pursue compelling opportunities which are beyond the reach of most investors. Over the past three decades and through various market cycles, we have established ourselves as a dependable and strategic long-term partner.
We are more confident than ever that we are well-positioned to continue building on this success as we enter our next stage of growth.

We Are Well Positioned as the Market Recovers
The global economy has made great strides towards a better balance of solid growth and modest inflation. Global central banks have begun cutting interest rates amidst declining price pressures and the normalization of very tight labor markets. Growth is moving towards trend rates in major economies and will be underpinned by further reductions in short-term interest rates that are expected over the next year. Business sentiment remains positive and capital expenditures robust, despite elevated geopolitical uncertainty. Although equity markets have been somewhat more volatile in recent weeks, risk appetite and liquidity in capital markets are strong, supporting transaction activity in the segments in which we operate.
Even before markets began to improve, we were able to maintain strong and consistent fundraising levels due to the diversity of our capabilities globally and through our access to many different forms of capital. This allowed us to remain active when markets were uncertain and there was scarcity of capital. This advantage will increase as markets improve.
We are seeing increasing opportunities to execute large-scale attractive investments, as well as refinance our capital structures. Having access to among the largest pools of capital globally enables us to pursue large scale transactions away from the more commoditized parts of the market. We are also finding that, on the disposition front, high-quality assets with strong cash flows continue to attract competitive bids. With several sales processes underway, we anticipate significant monetization activity in the second half of the year, at very attractive returns.
By remaining active even before markets recovered, we believe our investments over the past twelve months will prove to have secured attractive value-entry points. And given the improving market backdrop for transactions, we expect activity to accelerate as we build on this momentum.
Notable recent acquisitions include:
•Neoen: In June, we agreed to acquire a majority stake in Neoen, a leading global renewable development business, in a public-to-private transaction with an equity value of up to $6.7 billion. This strategic investment, which was committed to by our global transition flagship fund, will unlock further renewable development in the key markets of Europe and Australia. We anticipate closing the transaction by the first quarter of 2025.
•GEMS Education: Also in June, we purchased GEMS Education, a leading private education provider based in the Middle East, with its founder, representing an equity investment of $2.0 billion. This was closed into our Special Investments fund and Middle East fund, along with other partners, and underscores the commitment to investing in essential products and services in high-growth markets. The deal is expected to be completed in the third quarter.
•nVent Electric: Subsequent to quarter-end, we announced the acquisition of nVent Electric’s electrical thermal solutions business for $850 million of equity. This business is the leading designer and manufacturer of electric heat trace systems and products, which are mission critical and enable operational safety and efficiency for many essential industries.
At the same time, credit spreads for quality businesses like ours have tightened. This has opened up financing opportunities across our portfolio at attractive levels. So far this year, we executed $75 billion of financings, which included $20 billion in term loan refinancings achieving 45 bps of spread tightening and extending the average tenor of the debt by approximately 2 years.
Business Group Updates
Infrastructure
•Digital infrastructure is rapidly becoming our largest infrastructure asset class, with our US data center operations having grown fourfold in the last two years. Leveraging our industry-leading positions in data centers and telecom towers, we are pushing into compute capacity and seek to further build on our momentum. The high demand, particularly for data center capacity, is generating strong investment performance and significant organic growth opportunities.
•Despite not having a flagship fund in the market, during the quarter we raised $900 million, primarily within our private wealth and perpetual institutional infrastructure funds. This fundraising within our supercore infrastructure fund was the highest quarterly total for this strategy since 2022.

Renewable Power & Transition
•Demand for clean power continues to accelerate, driven by corporate customers and increasing capital requirements in the sector. With our leading global transition franchise, we are one of the largest beneficiaries ‒ well-positioned to benefit from this dynamic, with a robust development and M&A pipeline.
•We are on track for a record year of deal activity, both on the acquisition and monetization front. We have already completed multiple asset sales at attractive returns, generating approximately 2.0x our invested capital.
•In the quarter, we raised $4.0 billion of capital and expect additional closes for our Global Transition flagship fund and a first close in our Catalytic Transition fund later this year.
Real Estate
•Real estate markets continue to show improvement, with tightening credit spreads and the return of liquidity to high quality assets in the sector. The opportunities for well-capitalized investors to acquire premium assets at attractive prices are significant, particularly where owners are either undercapitalized or have inappropriate capital structures in place. This led to two large billion dollar plus transactions of US multi-family apartments and industrial properties at what we believe to be exceptional values. Most importantly, the need for those without capital is just beginning.
•In the quarter, we raised $1.1 billion, including additional capital for the fifth vintage of our opportunistic real estate flagship fund, bringing the total fund size to approximately $9 billion, with additional closes expected before year-end.
Private Equity
•We are optimistic about the environment in private equity over the next twelve months. Transaction activity is improving and liquidity has returned to capital markets for high-quality businesses, supporting more M&A.
•In the quarter, we raised over $500 million of capital, including capital for Pinegrove Capital Partners, bringing the total fund size to approximately $800 million. Pinegrove is our manager that we own in partnership with Sequoia Heritage, which is focused on providing secondary solutions within the growth and technology sector.
•We are currently fundraising for the second vintage of our Special Investments strategy. At the same time, we are raising capital for new strategies within our private equity business, including our Middle Eastern-dedicated private equity fund and our Financial Infrastructure fund, which is focused on opportunities around the digitalization of payment systems.
Credit
•Our credit business benefits from diversity in our pools of capital, making us a valuable capital provider to borrowers. In addition, the private credit markets continue to be robust as M&A begins to pick up and private credit establishes itself as a solution for more and more businesses.
•In our credit franchise, we successfully raised a total of $61 billion during the quarter, including $49 billion of insurance capital from AEL. We also raised capital in our opportunistic credit fund, our life sciences income fund, and our value opportunities fund. We also held a first close of $500 million in the latest vintage of our music royalty platform, Primary Wave.
•During the quarter, we acquired an additional 5% stake in Oaktree bringing our current ownership up to approximately 73%.

Closing
We remain committed to being a world-class asset manager by investing our capital in high-quality assets that earn solid returns, while emphasizing downside protection. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis, and to distribute that cash to you by dividend or share repurchases.
We look forward to seeing you on September 10th in Manhattan at our Investor Day. If you cannot attend in person, our presentation will be webcast live on our website, and also available for replay.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,

Bruce Flatt                            Connor Teskey
Chief Executive Officer                        President
August 7, 2024

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/reports-filings.1
1Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/reports-filings.

BROOKFIELD ASSET MANAGEMENT LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OVERVIEW OF OUR BUSINESS		Private Equity	51
Introduction	13	Credit	53
Basis of Presentation	13	PART 6 – RECONCILIATION OF U.S. GAAP TO
Business History	13	NON-GAAP MEASURES
Business Overview	13	Reconciliation of Net Income to Fee-Related
Value Creation	14	Earnings and Distributable Earnings	55
Competitive Advantages	15	Reconciliation of Revenues to Fee Revenues	56
Products and Principal Strategies	16	PART 7 – LIQUIDITY AND CAPITAL RESOURCES
PART 2 – REVIEW OF FINANCIAL RESULTS		Liquidity	57
Income Statement Analysis	21	Capital Resources	58
Balance Sheet Analysis	28	Exposures to Financial Instruments	58
Cash Flow Statement Analysis	32	Off-Balance Sheet Arrangements	58
Summary of Quarterly Results	34	Related Party Transactions	58
PART 3 – KEY FINANCIAL AND OPERATING		Recent Developments	58
MEASURES		PART 8 – SUMMARY OF SIGNIFICANT
Non-GAAP Measures	37	ACCOUNTING POLICIES
Supplemental Financial Measures Utilized by		Accounting Policies, Estimates, and Judgements	59
Our Asset Management Business	38	Assessments and Changes in Internal Control over
Fee-Bearing Capital Diversification	39	Financial Reporting	59
PART 4 – ANALYSIS OF KEY NON-GAAP FINANCIAL		PART 9 – BUSINESS ENVIRONMENT AND
AND OPERATING MEASURES		RISK DISCLOSURES
Fee-Bearing Capital	40	Quantitative and Qualitative Risk Disclosures	60
Distributable Earnings	42	Market Risk	60
PART 5 – INVESTMENT STRATEGY RESULTS		Foreign Currency Risk	60
Renewable Power and Transition	45	Interest Rate Risk	60
Infrastructure	47	Credit Risk	60
Real Estate	49	GLOSSARY OF TERMS	61

"BAM Ltd." or the "Manager" refers to Brookfield Asset Management Ltd. The "Asset Management Company", our "asset management business", "BAM ULC", or the "Company" refers to Brookfield Asset Management ULC. Please refer to the Glossary of Terms beginning on page 61 which defines certain key terms.
Additional information about the Manager, including our Annual Information Form, is available on our website at www.bam.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
The Manager is incorporated in British Columbia, Canada, and qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, the Manager complies with U.S. continuous reporting requirements by filing the Canadian disclosure documents with the SEC; the Manager's annual report is filed under Form 40-F and the Manager furnishes its quarterly interim reports under Form 6-K.
Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the Company referred to herein are not incorporated by reference unless explicitly stated otherwise.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of the Manager, the Asset Management Company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of the Manager are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions.
Although the Manager believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•the Manager’s lack of independent means of generating revenue;
•the Manager’s material assets consisting solely of its interest in the Asset Management Company;
•challenges relating to maintaining our relationship with the Corporation (as defined below) and potential conflicts of interest;
•the Manager being a newly formed company;
•our liability for our asset management business;
•the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions;
•the impact on growth in Fee-Bearing Capital of poor product development or marketing efforts;
•our ability to maintain our global reputation;
•volatility in the trading price of the Class A Shares;
•being subjected to numerous laws, rules and regulatory requirements;
•the potential ineffectiveness of our policies to prevent violations of applicable law;
•meeting our financial obligations due to our cash flow from our asset management business;
•foreign currency risk and exchange rate fluctuations;
•requirement of temporary investments and backstop commitments to support our asset management business;
•rising interest rates;
•revenues impacted by a decline in the size or pace of investments made by our managed assets;
•our earnings growth can vary, which may affect our dividend and the trading price of the Class A Shares;
•exposed risk due to increased amount and type of investment products in our managed assets;
•difficulty in maintaining our culture or managing our human capital;
•political instability or changes in government;
•inflationary pressures;

•unfavorable economic conditions or changes in the industries in which we operate;
•catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics;
•deficiencies in public company financial reporting and disclosures;
•ineffective management of sustainability considerations, and inadequate or ineffective health and safety programs;
•failure of our information technology systems;
•us and our managed assets becoming involved in legal disputes;
•losses not covered by insurance;
•inability to collect on amounts owing to us;
•information barriers that may give rise to conflicts and risks;
•risks related to our renewable power and transition, infrastructure, private equity, real estate, and other alternatives, including credit strategies;
•risks relating to Canadian and United States taxation laws; and
•other factors described in this Report and in our documents filed with the securities regulators in Canada and the United States, including in Part 9 "Business Environment and Risk Disclosures” of our annual report (the “Annual Report”) available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report. Except as required by law, the Manager undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While the Manager believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, the Manager makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES
The Manager and the Asset Management Company prepare their financial statements in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). This Report discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring the Manager and our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. Non-GAAP measures include, but are not limited to: (i) distributable earnings (“Distributable Earnings”), (ii) fee revenues (“Fee Revenues”) and (iii) fee-related earnings (“Fee-Related Earnings”). These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include assets under management (“AUM”), fee-bearing capital (“Fee-Bearing Capital”) and uncalled fund commitments. The Asset Management Company includes the asset management activities of Oaktree (meaning collectively Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries), an equity accounted affiliate, in its key financial and operating measures for the asset management business.
For more information on non-GAAP measures and other financial metrics, see “Key Financial and Operating Measures” and “Glossary of Terms” in our MD&A. Reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP, where applicable, are included in Part 6 "Reconciliation of U.S. GAAP to Non-GAAP Measures" of this Report.

PART 1
OVERVIEW OF OUR BUSINESS
Introduction
This management’s discussion and analysis (“MD&A”) included in this Report presents the financial position of Brookfield Asset Management Ltd. and its consolidated subsidiaries (the "Manager") as at June 30, 2024, and December 31, 2023, and the results of operations for the three and six months ended June 30, 2024 and 2023. This MD&A also presents the financial position of Brookfield Asset Management ULC and its consolidated subsidiaries (the "Asset Management Company", our "asset management business" or the "Company") as at June 30, 2024, and December 31, 2023, and the results of operations for the three and six months ended June 30, 2024 and 2023. Unless the context suggests otherwise, references to "we", "us", and "our" refers to our asset management business and the Manager, individually or collectively, where applicable.
The information in this MD&A should be read in conjunction with the following Condensed Consolidated Financial Statements included elsewhere in this Report: (i) the unaudited Condensed Consolidated Financial Statements of the Manager as at June 30, 2024 and December 31, 2023, and the results of operations for the three and six months ended June 30, 2024 and 2023 and (ii) the unaudited Condensed Consolidated Financial Statements of the Asset Management Company as at June 30, 2024 and December 31, 2023 and the results of operations for the three and six months ended June 30, 2024 and 2023, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
The financial information contained in this MD&A is presented in U.S. dollars and, unless otherwise indicated, all references to “$” are to U.S. dollars.
Basis of Presentation
The Manager, a Canadian corporation, through its ownership interests in its single investment, our asset management business, is a leading global alternative asset manager. The Manager was incorporated on July 4, 2022 and does not have historical operations or activities. As of June 30, 2024, the Manager’s sole material asset was its approximately 27% interest in the Asset Management Company, which is accounted for using the equity method. The Manager’s returns are earned from its interest in our asset management business, and therefore this MD&A focuses on the results and operations thereof, underlying the equity earnings of the Manager.
All financial data is presented in U.S. dollars and, unless otherwise indicated, has been prepared in conformity with U.S. GAAP. Non-GAAP measures used in this MD&A are reconciled to the most directly comparable GAAP measure.
Business History
The Manager and the Asset Management Company were formed by Brookfield Corporation (the “Corporation”) to facilitate a plan of arrangement (the “Arrangement”). The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Corporation into two publicly traded companies – the Manager, which is listed on the NYSE and TSX under the ticker symbol “BAM”, is a pure-play leading global alternative asset management business; and the Corporation, listed under the ticker symbol "BN", a leading global investment firm focused on building long-term wealth for institutions and individuals.
The Manager allows investors to directly access the global alternative asset management business previously carried on by the Corporation and its subsidiaries. This business is now owned and operated through the Asset Management Company, which is owned approximately 73% by the Corporation and approximately 27% by the Manager as of June 30, 2024.
Business Overview
We are one of the world’s leading global alternative asset managers, with approximately $1 trillion of assets under management ("AUM") as of June 30, 2024, across renewable power and transition, infrastructure, real estate, private equity, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients across economic cycles.
To do this, we leverage our team of over 2,400 investment and asset management professionals, our global reach, deep operating expertise, and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.

We provide a highly diversified suite of alternative investment strategies to our clients and are constantly seeking to innovate new strategies to meet their needs. We have over 50 unique active strategies that span a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core, and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures as outlined in Part 3 "Key Financial and Operating Measures" within this MD&A. The Manager utilizes Fee-Bearing Capital, Fee Revenues, Fee-Related Earnings and Distributable Earnings to assess the performance of our asset management business.
We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of approximately 200 client service professionals across 18 global offices are dedicated to ensuring that the business is exceeding their service expectations.
We have over 2,300 clients, with some of our clients being among the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. We strive to embed strong sustainability practices throughout our business, underpinning our goal of having a positive impact on the communities and environment in which we operate.
Value Creation
We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on a multiple of their Fee-Related Earnings and performance income. Accordingly, we create value by increasing the amount and quality of Fee-Related Earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income such as carried interest, through strong investment results and maintaining competitive operating margins.
As at June 30, 2024, we had Fee-Bearing Capital of $514 billion, of which 87% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee-Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with 2 one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include our permanent capital vehicles as well as capital we manage in our perpetual core and core plus private fund strategies. We seek to increase our Fee-Bearing Capital by growing the size of our existing product offerings and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships, and access new distribution channels such as high net worth individuals and retail.
As of June 30, 2024, we had a diversified client base of over 2,300 clients, which continues to grow. Our private wealth channel also continues to grow and represents approximately 7% of capital raised. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.
We are actively progressing new organic growth strategies, including transition, insurance, secondaries, and technology. We are also pursuing strategic M&A opportunities that would expand our capabilities. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.
As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have been growing our team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,400 professionals we employ globally.
When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets and essential service businesses that form the backbone of the global economy. We use our global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so should result in the growth of realized carried interest over time.
We generate robust Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs of the Manager. The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business.
We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business. Generally, we seek acquisitions that will allow us to achieve immediate scale in a new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with Oaktree in 2019, which deepened the capabilities we offer our clients and better positions us across market cycles. Such acquisitions may occur from time to time should they be additive to our franchise, attractive to our clients, and accretive to our shareholders.
Competitive Advantages
We seek to harness the following four distinct competitive advantages that enable us to consistently identify and acquire high-quality assets and create significant value in the assets that we invest in and operate on behalf of our clients.
Large Scale
We had approximately $1 trillion in assets under management and $514 billion in Fee-Bearing Capital as of June 30, 2024. We offer our investors a large portfolio of private funds that have global mandates and diversified strategies. Our access to large-scale, flexible capital that is further enhanced by our relationship with the Corporation, enables us to pursue transactions of a size that others cannot.
Operating Expertise
We are supported globally by approximately 240,000 operating employees of our managed businesses, who are instrumental in maximizing the value and cash flows of our managed assets. We believe that strong operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire, our compensation philosophy, and our operating philosophy. This operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.
Global Reach
We invest on behalf of our clients in more than 30 countries on five continents around the world. We believe that our global reach allows us to diversify and identify a broad range of opportunities. We can invest where capital is scarce, and we believe that our scale enables us to move quickly and pursue multiple opportunities across different markets. Our global reach also allows us to operate our assets more effectively: we believe that a strong on-the-ground presence is critical to operating successfully in many of our markets, and many of our businesses are truly local. Furthermore, the combination of our strong local presence and global reach enables us to bring global relationships and operating practices to bear across markets to enhance returns.
Brookfield Ecosystem
The unique intelligence we generate from the ongoing interconnectivity between our approximately $1 trillion portfolio, our global partnerships and our visibility into global capital flows helps us identify themes and trends in investing, spot pockets of value and source attractive investment opportunities. This competitive advantage has allowed us to build leading positions in assets classes that are most in favor and deliver strong investment returns to our clients across multiple business cycles.

Products and Principal Strategies
Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies, and (iii) liquid strategies. These are invested across five principal strategies: (i) renewable power and transition, (ii) infrastructure, (iii) real estate, (iv) private equity, and (v) credit.
Renewable Power and Transition
Overview
•We are a leading global investment manager in renewable power and transition, with $100 billion of AUM as of June 30, 2024.
•Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy, and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off-takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favorable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.
•We have approximately 140 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 19,200 operating employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry enable us to be a leader in all major technologies with deep operating and development capabilities.
Our Products
Long-term Private Funds
•Brookfield Global Transition Fund (“BGTF”) is our flagship transition fund series which is focused on investments aimed at accelerating the global transition to a net-zero carbon economy. The mandate of this product is to assist utility, energy and industrial businesses reduce carbon dioxide emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.
Permanent Capital Vehicles and Perpetual Strategies
•We also manage Brookfield Renewable Partners L.P. (“BEP”), one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and had a market capitalization of over $17.1 billion as of June 30, 2024.
Across our renewable power and transition products, we have invested on behalf of our clients in:
•Hydroelectric operations, through river systems and facilities that provide electricity and have grid stabilizing capabilities;
•Wind operations that use turbines to create electricity;
•Utility solar operations that harness energy from the sun to generate electricity;
•Distributed energy and storage which provides small-scale generation that can be locally installed, and pump storage facilities; and
•Sustainable solutions including renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation.

Infrastructure
Overview
•We are one of the world’s largest investment managers in infrastructure, with $191 billion of AUM as of June 30, 2024.
•We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 240 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 53,400 operating employees in the infrastructure operating businesses that we manage.
Our Products
Long-term Private Funds
•Brookfield Infrastructure Funds (“BIF”) is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.
Permanent Capital Vehicles and Perpetual Strategies
•We manage Brookfield Infrastructure Partners L.P. (“BIP”), one of the largest, pure-play, publicly traded global infrastructure platforms, which is listed on the NYSE and TSX and had a market capitalization of $22.8 billion as of June 30, 2024. In this product offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.
•We manage Brookfield Super-Core Infrastructure Partners (“BSIP”), which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification, and inflation-protection.
•We also manage Brookfield Infrastructure Income Fund (“BII”), a semi-liquid infrastructure product strategy, offering private wealth investors access to our best-in-class infrastructure platform.
The infrastructure investments that we manage provide a diversified exposure for our clients to scarce, high-quality businesses that benefit from significant barriers to entry and deliver essential goods and services. Through the various products outlined, we have invested in:
•Regulated or contracted businesses that earn a return on asset base, including electricity and gas connections, natural gas pipelines and electricity transmission lines;
•Systems involved in the movement of freight, commodities and passengers, including rail operations, toll roads, terminal and export facilities;
•Assets that handle the movement and storage of commodities from a source of supply to a demand center, including transmission pipelines, natural gas process plants and natural gas storage; and
•Businesses that provide essential services and critical infrastructure to transmit and store data globally, including telecom towers and active rooftop sites, fiber optic cable and data centers.

Real Estate
Overview
•We are one of the world’s largest investment managers in real estate, with over $268 billion of AUM as of June 30, 2024.
•We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.
•We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,400 operating employees in the real estate operating businesses that we manage.
Our Products
Long-term Private Funds
•Our opportunistic real estate flagship fund series is Brookfield Strategic Real Estate Partners (“BSREP”). Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds, and recapitalizations.
•We also manage a real estate secondaries strategy, Brookfield Real Estate Secondaries (“BRES”), with a focus on providing liquidity solutions for other real estate general partners.
Permanent Capital Vehicles and Perpetual Strategies
•We manage $17 billion of Fee-Bearing Capital in Brookfield Property Group (“BPG”) as of June 30, 2024, which we invest, on behalf of the Corporation, directly in real estate assets. BPG owns, operates, and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing, and student housing assets on five continents.
•We also manage capital in our perpetual private fund real estate strategy, Brookfield Premier Real Estate Partners (“BPREP”). This is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia (“BPREP-A”) and Europe (“BPREP-E”).
•We also manage a non-traded REIT, Brookfield Real Estate Income Trust (“Brookfield REIT”), which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real estate-related debt.
Through the various products outlined, we have invested in multiple asset classes including:
•Office properties in key gateway cities in the U.S., Canada, the U.K., Germany, Australia, Brazil and India;
•High-quality retail destinations that are central gathering places for the communities they serve, combining shopping, dining, entertainment and other activities;
•Full-service hotels and leisure-style hospitality assets in high-barrier markets across North America, the U.K. and Australia; and
•High-quality assets with operational upside across multifamily, alternative living, life sciences and logistics sectors globally.

Private Equity
Overview
•We are a leading private equity investment manager with $131 billion of AUM as of June 30, 2024.
•We focus on high-quality businesses that provide essential products and services, diversified across business services and industrials sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 133,700 operating employees in the operating businesses that we manage.
Our Products
Long-term Private Funds
•Our global opportunistic flagship fund series, Brookfield Capital Partners (“BCP”), is our leading private equity offering. The series of funds focuses on cash-flowing essential service businesses. We seek investments that benefit from high barriers to entry and enhance their cash flow capabilities by improving strategy and execution.
•Our special investments strategy, Brookfield Special Investments (“BSI”), is focused on structured, large-scale, non-control investments. This product capitalizes on transactions that do not fit our traditional control-oriented flagship private equity fund series. Situations may include recapitalizations or strategic growth capital where we expect to generate equity-like returns while ensuring downside protection through contracted returns.
•Our secondaries strategy, Brookfield Sponsor Solutions (“BSS”), provides bespoke capital solutions to sponsor-backed companies at an inflection point of growth.
•Our thematic private equity strategy, Brookfield Financial Infrastructure Partners (“BFIP”), focuses on investments in asset-light financial infrastructure companies that underpin the global financial system.
•Our regional private equity strategy, Brookfield Middle East Partners (“BMEP”), is focused on opportunistically investing across sectors and countries in the Middle East by drawing on Brookfield’s global footprint and value-add as a strategic partner.
Permanent Capital Vehicles and Perpetual Strategies
•We manage Brookfield Business Partners L.P. (“BBU”), which is a publicly traded global business services and industrials company focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $4.1 billion as at June 30, 2024.
Our private equity vehicles acquire high-quality operations globally. The broad investment mandate provides us with the flexibility to invest on behalf of our clients across multiple industries through many forms. Through the various products outlined above, we have invested on behalf of our clients in:
•Leading service providers to large-scale infrastructure assets, including a leading provider of work access services, modular building leasing services and a leading global provider of lottery services and technology solutions;
•Operationally intense industrial businesses that benefit from a strong competitive position, including a leading global provider of advanced automotive battery technology, a leading private water and wastewater services company in Brazil, and a leading manufacturer of engineered components for industrial trailers and other towable equipment providers, among others; and
•Essential business services providers, including the largest private sector residential mortgage insurer in Canada and a leading provider of software and technology services to automotive dealers.

Credit
Overview
•We are one of the world’s largest and most experienced credit managers globally, with $305 billion of AUM as of June 30, 2024.
•We seek to provide flexible, specialized capital solutions to borrowers and deliver attractive risk-adjusted returns to our clients across a range of debt strategies, focusing on private credit and direct lending in areas in which we possess differentiated investment and operational capabilities.
•We have approximately 550 investment professionals globally that are focused on our credit strategies, investing across a broad spectrum of investments, leveraging the capabilities we have organically built in collaboration with the capabilities of leading credit managers with whom we partner.
Our Products
•Our flagship opportunistic credit strategy, Global Opportunities, seeks to generate current income and long-term capital appreciation by investing in private loans to large private-equity-owned companies with a focus on protecting against losses by buying claims on assets at discounted prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability and creating value at every stage of the investment process.
•The recently launched credit strategy, Oaktree Lending Partners (“OLP”), seeks to generate current income and long-term capital appreciation by investing in private loans to large private-equity-owned companies in the U.S. We aim to build a diverse portfolio of first-lien secured loans to mature, buyout, and late-stage companies across industries.
•Brookfield Infrastructure Debt (“BID”) is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.
•Our commercial real estate debt fund series, Brookfield Real Estate Finance Fund (“BREF”), targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.
The credit investments that we manage enable our clients to have exposure to a broad range of credit strategies, including:
•Private Credit strategies focusing on underwriting and managing directly sourced credit investments on behalf of our clients, across various sectors, including infrastructure, renewable energy, real estate, corporate credit, royalties, equipment finance, as well as consumer and SME credit;
•Opportunistic Credit strategies that are designed to capitalize on market dislocations and inefficiencies to generate high returns. These strategies typically involve investing in distressed or special situations where credit is undervalued or overlooked by traditional investors;
•Structured Credit strategies investing across structured and asset-backed finance opportunities in real estate, fund finance, consumer and corporate credit and more; and
•Liquid Credit strategies investing across a broad spectrum of public debt securities, from high-yield to investment-grade.

PART 2
REVIEW OF FINANCIAL RESULTS
Income Statement Analysis
Condensed Consolidated Statement of Comprehensive Income
The following table summarizes the financial results of the Manager for the three and six months ended June 30, 2024 and 2023:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Operating recoveries	$48	$47	$192	$185
Expenses
Compensation and benefits	(47)	(37)	(126)	(122)
Other operating expense	(1)	—	(3)	—
Carried interest allocation compensation
Realized	(5)	(14)	(29)	(14)
Unrealized	2	1	(40)	(55)
Total carried interest allocation compensation	(3)	(13)	(69)	(69)
Interest expense	(3)	(2)	(8)	(3)
Total expenses	(54)	(52)	(206)	(194)
Share of income from Brookfield Asset Management ULC	130	114	240	243
Net income	$124	$109	$226	$234
For the three months ended June 30, 2024 and 2023
Net income consists of the Manager’s equity interest in the earnings of the Asset Management Company and compensation and benefit costs, primarily attributable to executive compensation costs of the Manager, and unrealized carried interest compensation expense. A material portion of these costs are reimbursed by the Corporation and the Asset Management Company in accordance with the Relationship Agreement and the Asset Management Services Agreement. During the three months ended June 30, 2024, the Manager recorded net income of $124 million, compared to $109 million in the prior period. The increase in net income compared to the prior period was driven by the higher share of income earned from the Asset Management Company.
On May 2, 2024, Brookfield Reinsurance completed the acquisition of the remaining outstanding common stock of American Equity Investment Life Holding Company ("AEL") that it did not already own. In connection with the transaction, the Manager issued approximately 28.8 million Class A Shares totaling consideration of $1.1 billion to the Corporation in exchange for 28.8 million common shares of the Asset Management Company (the "AEL Mandate" or "AEL Transaction"). The AEL Mandate was non-dilutive to BAM Ltd. shareholders and increased the Manager's ownership in the Asset Management Company from approximately 25% to approximately 27%. This incremental ownership in the Asset Management Company was reflected in our earnings in the period.
For the six months ended June 30, 2024 and 2023
During the six months ended June 30, 2024, the Manager recorded net income of $226 million, compared to $234 million in the prior period. The decrease in net income compared to the prior period was driven by the decrease in the Manager's income earned from the Asset Management Company. This was partially offset by a higher share of income in the Asset Management Company resulting from the aforementioned AEL Mandate.
Refer to the following discussion for details on the earnings of the Asset Management Company.

Condensed Consolidated Statement of Operations
The following table summarizes the Condensed Consolidated Statement of Operations for the Asset Management Company for the three and six months ended June 30, 2024 and 2023:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Revenues
Base management and advisory fees	$821	$770	$1,607	$1,561
Investment income
Carried interest allocations
Realized	—	1	11	32
Unrealized	55	113	(79)	141
Total investment income	55	114	(68)	173
Interest and dividend revenue	36	40	83	83
Other revenues	4	61	178	222
Total revenues	916	985	1,800	2,039
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(277)	(258)	(552)	(557)
Other operating expenses	(78)	(78)	(154)	(148)
General, administrative and other	(13)	(12)	(22)	(19)
Total compensation, operating, and general and administrative expenses	(368)	(348)	(728)	(724)
Carried interest allocation compensation
Realized	(24)	(14)	(47)	(14)
Unrealized	64	17	3	(71)
Total carried interest allocation compensation	40	3	(44)	(85)
Interest expense	(5)	(5)	(9)	(7)
Total expenses	(333)	(350)	(781)	(816)
Other income (expenses), net	24	72	(48)	50
Share of income from equity accounted investments	53	29	133	72
Income before taxes	660	736	1,104	1,345
Income tax expense	(142)	(156)	(213)	(249)
Net income	518	580	891	1,096
Net (income) loss attributable to:
Preferred shares redeemable non-controlling interest	6	(90)	101	(71)
Non-controlling interest	(29)	(35)	(56)	(54)
Net income attributable to the common stockholders	$495	$455	$936	$971
The asset management business primarily generates revenue from fees earned pursuant to contractual arrangements with funds, publicly traded vehicles, and investors as well as transaction and advisory fees. These fees include base management fees, incentive distribution rights, and certain advisory fees. Base management fees are long-term, recurring in nature, and correspond to fundraising activity, net asset values of certain of our funds, and market capitalizations of our publicly traded vehicles, specifically BIP, BEP and BBU. Incentive distribution rights are performance fees earned from BIP and BEP for exceeding predetermined distribution thresholds, are long-term, and are not subject to clawback.
The asset management business is entitled to carried interest assuming certain investment returns are achieved, as well as incentive management fees in certain of our structures where we are entitled to contractual incentive management fees from an investment fund based on achieving certain investment returns.

The composition of our revenues will vary based on market conditions and the cyclical nature of our businesses. Carried interest allocations generated by our funds and associated carried interest compensation are driven by the performance of the underlying investments as well as overall market conditions. Fair values are affected by changes in the fundamentals of our investments, the industries in which they operate, the overall economy, and other market conditions. The impact of fair values of our underlying investments throughout market cycles may result in material increases or decreases to carry generated, net of expenses.
Expenses within our asset management business primarily include employee base compensation, bonuses, and share-based compensation. Period over period changes in employee base compensation and bonuses generally result from changes in headcount and annual salary changes. Share-based awards are granted in the first quarter of each year and generally vest over 5 years. Equity settled compensation awards vest on a graded basis over the vesting period and cash settled share-based compensation awards are recorded at fair value quarterly based on the trading price of BAM Ltd. Class A Shares. Therefore, for cash settled share-based compensation, an increase or decrease in the share price of BAM Ltd. will result in share-based compensation expense or recovery.
For the three months ended June 30, 2024 and 2023
Net income for the three months ended June 30, 2024 was $518 million, of which $495 million was attributable to common stockholders. This compares to net income of $580 million for the three months ended June 30, 2023, of which $455 million was attributable to common stockholders.
Revenues
Revenues for the three months ended June 30, 2024 were $916 million, which represents a decrease of $69 million or 7% compared to $985 million of revenue for the three months ended June 30, 2023.
Base Management and Advisory Fees
Base management and advisory fees, excluding incentive distributions, for the three months ended June 30, 2024 were $715 million, which represents an increase of $38 million or 6% compared to the three months ended June 30, 2023. The increase was predominantly driven by the AEL Mandate, resulting in $49 billion of inflows of Fee-Bearing Capital. In addition, the incremental contributions from capital raised for our latest flagship funds, as well as capital deployed across our complementary strategies, increased fee revenues for the period. These increases were partially offset by lower trading prices of BIP and BEP as well as a lower net asset value of BPG and certain of our open-ended funds.
Incentive distributions for the three months ended June 30, 2024, were $106 million, an increase of $13 million or 14% from the three months ended June 30, 2023, driven by growth in BIP and BEP's dividends of 6% and 5%, respectively.
Carried Interest Allocations
Realized carried interest allocations were $nil for the three months ended June 30, 2024, which represents a decrease of $1 million compared to the three months ended June 30, 2023. Realized carried interest allocations on mature funds are attributed to the Corporation through our redeemable preferred shares.
The unrealized carried interest allocation of $55 million for the three months ended June 30, 2024 represents a decrease of $58 million compared to the three months ended June 30, 2023. The unrealized carried interest allocations for the period were primarily driven by higher valuations in our global transition and private equity flagship funds. The decrease from the prior period reflects lower relative valuation gains across various real estate flagship funds.
Carried interest allocations generated by new funds are 66.7% attributable to the asset management business and 33.3% to the Corporation. Within the Condensed Consolidated Statement Of Operations, carry revenue is presented on a 100% basis and the portion attributable to the Corporation is presented in Net Income Attributable to Non-Controlling Interest. Unrealized carried interest allocations attributable to the asset management business was $54 million for the three months ended June 30, 2024, compared to $54 million for the three months ended June 30, 2023.
Interest and Dividend Revenue
Interest and dividend revenue for the three months ended June 30, 2024 was $36 million, which represents a decrease of $4 million compared to the three months ended June 30, 2023. The decrease was due to the lower deposit balance held with the Corporation driven by the acquisition of our incremental approximately 4.5% ownership interest in Oaktree, the timing of the settlement of annual bonuses, a follow on investment in a complementary strategy, and the funding of working capital requirements. This was partially offset by an increase in the credit facility with the Manager compared to the prior period.

Other Revenues
Other revenues were $4 million for the three months ended June 30, 2024, a decrease of $57 million compared to the three months ended June 30, 2023. Other revenues are largely comprised of recoverables from the Corporation related to share and performance-based compensation as defined by the Asset Management Services Agreement, and incentive management fees earned on certain funds. The decrease compared to the prior period was due to lower recoveries in share and performance-based compensation resulting from a decrease in liability-based awards and carried interest allocation compensation recoverable from the Corporation.
Expenses
Total expenses for the three months ended June 30, 2024 were $333 million, a decrease of $17 million or 5% compared to the three months ended June 30, 2023.
Compensation and Benefits
Compensation and benefits for the three months ended June 30, 2024 were $277 million, which represents an increase of $19 million compared to the three months ended June 30, 2023. This is primarily attributable to increased compensation costs resulting from the ongoing growth of our asset management business, partially offset by lower share-based compensation expense related to liability-based awards.
Other Operating Expenses
Other operating expenses are comprised of professional fees, facilities costs, as well as costs directly associated with our fundraising and investment functions. Other operating expenses of $78 million for the three months ended June 30, 2024 were consistent with the prior period.
Carried Interest Allocation Compensation
Compensation recoveries related to carried interest allocation compensation were $40 million for the three months ended June 30, 2024, which represents an increase of $37 million compared to the three months ended June 30, 2023. This is predominantly driven by lower relative valuation gains across certain of our funds compared to the three months ended June 30, 2023. The carried interest compensation expense associated with mature funds is fully recoverable from the Corporation. Carried interest compensation expense on new funds during the period was $nil.
Other Income (Expenses), net
Other income (expenses), net for the three months ended June 30, 2024 totaled income of $24 million compared to income of $72 million in the prior period. This activity primarily consists of mark-to-market movements on our investment in BSREP III and mark-to-market adjustments on a put option held by third parties to sell an additional interest in Oaktree to the Asset Management Company.
Share of Income from Equity Accounted Investments
Our share of income from equity accounted investments was $53 million compared to $29 million in the prior period, or an increase of 83%. This is predominantly driven by increased earnings from our investment in Oaktree and Primary Wave due to higher management fees earned and unrealized carried interest generated during the period.
Income Tax Expense
Income tax expense was $142 million for the three months ended June 30, 2024, which represents a decrease of $14 million compared to the three months ended June 30, 2023. This decrease was driven by lower taxable income relative to the prior period.
Net (Income) Loss Attributable to Preferred Share Redeemable Non-Controlling Interest
The asset management business recognizes carried interest income and associated carried interest allocation expense on mature funds within our Condensed Consolidated Statement of Operations on a gross basis. As the net carried interest generated on mature funds is all attributable to the Corporation, this movement primarily represents the change in carried interest, net of carried interest allocation expense and taxes on mature funds owing to the Corporation.
Net loss attributable to preferred redeemable non-controlling interest was $6 million for the three months ended June 30, 2024 primarily due to movement in valuations net of carried interest allocation expense and taxes on certain mature funds during the period.

Net Income Attributable to Non-Controlling Interest
Net income attributable to non-controlling interest was $29 million for the three months ended June 30, 2024. The asset management business recognizes carried interest income on new funds within our Condensed Consolidated Statement of Operations on a gross basis. On new funds, 33.3% of carried interest revenue is attributable to the Corporation, this balance is primarily the carried interest generated on new funds that is attributable to the Corporation and fluctuates depending on the carried interest generated on new funds during the period.
For the six months ended June 30, 2024 and 2023
Net income for the six months ended June 30, 2024 was $891 million, of which $936 million was attributable to common stockholders. This compares to net income of $1.1 billion for the six months ended June 30, 2023, of which $971 million was attributable to common stockholders.
Revenues
Revenues for the six months ended June 30, 2024 were $1.8 billion, which represents a decrease of $239 million or 12% compared to $2.0 billion of revenue for the six months ended June 30, 2023.
Base Management and Advisory Fees
Base management and advisory fees, excluding incentive distributions, for the six months ended June 30, 2024 were $1.4 billion, which represents an increase of $21 million or 2% compared to the six months ended June 30, 2023. The increase was predominantly driven by the AEL Mandate, the incremental contributions from capital raised for our latest flagship funds, as well as capital deployed across our complementary strategies. These increases were partially offset by lower trading prices of BIP and BEP as well as a lower net asset value of BPG.
Incentive distributions for the six months ended June 30, 2024, were $212 million, an increase of $25 million or 13% from the six months ended June 30, 2023, driven by growth in BIP and BEP's dividends of 6% and 5%, respectively.
Carried Interest Allocations
Realized carried interest allocations were $11 million for the six months ended June 30, 2024, which represents a decrease of $21 million compared to the six months ended June 30, 2023. Realized carried interest allocations in the period were predominantly due to dispositions within our first real estate flagship fund. Realized carried interest allocations of $32 million for the period ended June 30, 2023 were primarily driven by realizations within our real estate flagship funds. All realized carried interest revenues, net of carry compensation for the current and comparative period related to mature funds and are attributable to the Corporation. Realized carried interest allocations on mature funds are attributed to the Corporation through our redeemable preferred shares.
The unrealized carried interest allocation reversal of $79 million for the six months ended June 30, 2024 represents a decrease of $220 million compared to the six months ended June 30, 2023. The change in the period reflects lower valuations across our real estate flagship funds, which is partially offset by higher valuations in our global transition and private equity funds.
Carried interest allocation generated by new funds are 66.7% attributable to the asset management business and 33.3% to the Corporation. Within the Condensed Consolidated Statement Of Operations, carry revenue is presented on a 100% basis and the portion attributable to the Corporation is presented in Net Income Attributable to Non-Controlling Interest. Unrealized carried interest allocations attributable to the asset management business was $75 million for the six months ended June 30, 2024, compared to $98 million for the six months ended June 30, 2023.
Interest and Dividend Revenue
Interest and dividend revenue of $83 million for the six months ended June 30, 2024 was consistent with the prior period. Higher interest rates on our floating rate deposit with the Corporation and a higher credit facility balance with the Manager were partially offset by the decrease in the deposit balance compared to the prior period. The decrease in the deposit balance held with the Corporation was driven by the acquisition of our incremental approximately 4.5% ownership interest in Oaktree, the timing of the settlement of annual bonuses, an add-on investment in a complementary strategy, and the funding of working capital requirements.

Other Revenues
Other revenues were $178 million for the six months ended June 30, 2024, a decrease of $44 million compared to the six months ended June 30, 2023. Other revenues are largely comprised of recoverables from the Corporation related to share and performance-based compensation as defined by the Asset Management Services Agreement, and incentive management fees earned on certain funds. The decrease compared to the prior period was due to reduced recoveries in share and performance-based compensation, partially offset by an increase in incentive management fees.
Expenses
Total expenses for the six months ended June 30, 2024 were $781 million, a decrease of $35 million or 4% compared to the six months ended June 30, 2023.
Compensation and Benefits
Compensation and benefits for the six months ended June 30, 2024 were $552 million, which represents a decrease of $5 million compared to the six months ended June 30, 2023. This is primarily attributable to higher share-based compensation expense in the prior period due to higher mark-to-market movements on cash-settled share-based compensation awards. This decrease was partially offset by increased compensation costs resulting from the ongoing growth of our asset management business.
Other Operating Expenses
Other operating expenses are comprised of professional fees, facilities costs, as well as costs directly associated with our fundraising and investment functions. Other operating expenses were $154 million for the six months ended June 30, 2024, compared to $148 million for the six months ended June 30, 2023. The increase was primarily attributable to the growth in our business relative to the prior period.
Carried Interest Allocation Compensation
Compensation expenses related to carried interest allocation compensation were $44 million for the six months ended June 30, 2024, which represents a decrease of $41 million compared to the six months ended June 30, 2023. This is predominantly driven by lower relative valuation gains across certain of our funds compared to the six months ended June 30, 2023. The carried interest compensation expense associated with mature funds is fully recoverable from the Corporation. Carried interest compensation expense on new funds was $2 million during the period.
Other Income (Expenses), net
Other income (expenses), net for the six months ended June 30, 2024 was an expense of $48 million compared to income of $50 million in the prior period. This activity primarily consists of mark-to-market movements on our investment in BSREP III and mark-to-market adjustments on put and call options to acquire an additional interest in Oaktree and Primary Wave. Current period movement compared to the prior period was lower due to prior period fair value gains in BSREP III and valuation changes within the Oaktree and Primary Wave put options.
Share of Income from Equity Accounted Investments
Our share of income from equity accounted investments was $133 million compared to $72 million in the prior period, or an increase of 85%. This is predominantly driven by increased earnings from our investment in Oaktree and Primary Wave due to higher management fees earned and unrealized carried interest generated during the period.
Income Tax Expense
Income tax expense was $213 million for the six months ended June 30, 2024, which represents a decrease of $36 million compared to the six months ended June 30, 2023. This decrease was driven by lower taxable income relative to the prior period.
Net Loss Attributable to Preferred Share Redeemable Non-Controlling Interest
The asset management business recognizes carried interest generated and associated carried interest allocation expense on mature funds within our Condensed Consolidated Statement of Operations on a gross basis. As the net carried interest generated on certain mature funds is 100% attributable to the Corporation, this movement primarily represents the change in carried interest, net of carried interest allocation expense and taxes on mature funds owing to the Corporation.
Net loss attributable to preferred redeemable non-controlling interest was $101 million for the six months ended June 30, 2024 primarily due to lower valuations in certain mature funds.

Net Income Attributable to Non-Controlling Interest
Net income attributable to non-controlling interest was $56 million for the six months ended June 30, 2024. The asset management business recognizes carried interest income on new funds within our Condensed Consolidated Statement of Operations on a gross basis. On new funds, 33.3% of carried interest revenue is attributable to the Corporation, this balance is primarily the carried interest generated on new funds that is attributable to the Corporation and fluctuates depending on the carried interest generated on new funds during the period.

Balance Sheet Analysis
Condensed Consolidated Balance Sheets
The following table summarizes the Condensed Consolidated Balance Sheets of the Manager as at June 30, 2024 and December 31, 2023:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$10	$9
Due from affiliates	769	886
Other assets	76	40
Investment in Brookfield Asset Management ULC	3,330	2,270
Total assets	$4,185	$3,205

Liabilities
Accounts payable and accrued liabilities	$709	$859
Due to affiliates	216	261
Total liabilities	925	1,120
Equity
Common Stock:
Class A (unlimited authorized and 442,523,266 issued and 418,853,345 outstanding)	3,467	2,354
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (23,669,921 shares)	(651)	(649)
Additional paid-in-capital	529	403
Retained deficit	(119)	(35)
Accumulated other comprehensive income	3	3
Total common equity	3,229	2,076
Non-controlling interest	31	9
Total equity	3,260	2,085
Total liabilities, non-controlling interest and equity	$4,185	$3,205
As at June 30, 2024 and December 31, 2023
Assets
As at June 30, 2024, the Manager’s total assets were $4.2 billion, an increase of $980 million, or 31% from December 31, 2023. Total assets consist primarily of the approximately 27% interest in the Asset Management Company and reimbursements due from affiliates related to long-term executive compensation programs of the Manager.
Due from Affiliates
Due from affiliates decreased by $117 million from $886 million to $769 million, or 13%, primarily due to payments under the Asset Management Services Agreement related to share-based compensation awards and settlements of certain liability-based awards for which the Manager was reimbursed.
Other Assets
Other assets increased from $40 million to $76 million due to the purchase of an option to acquire Brookfield Asset Management ULC’s shares for $36 million. These options track certain awards issued to employees of our asset management business and are exercised at the same time and at the same exercise price as the underlying awards.
Investment in Brookfield Asset Management ULC
The investment in Brookfield Asset Management ULC increased by $1.1 billion, or 47% to $3.3 billion. The Manager issued approximately 28.8 million Class A Shares in exchange for approximately 28.8 million shares of the Asset Management

Company. The share exchange was valued at $1.1 billion, was non-dilutive to BAM Ltd. shareholders, and increased the Manager's ownership from approximately 25% to approximately 27%. The investment balance is net of distributions, partially offset by our share of income during the period.
Liabilities
As at June 30, 2024, the Manager’s total liabilities were $925 million, a decrease of $195 million compared to December 31, 2023. The decrease was driven by lower accounts payable and accrued liabilities of $150 million predominantly from the settlement of certain liability-based awards. Due to affiliates decreased by $45 million, or 17% due to repayments on the Manager's credit facility with the Asset Management Company.
Equity
As at June 30, 2024, the Manager's total equity was $3.3 billion, which increased by $1.2 billion, or 56% compared to December 31, 2023. This was primarily due to the aforementioned equity issuance. Additionally, net income earned and increases in additional paid-in-capital related to stock-based compensation plans were partially offset by distributions in the period.

Condensed Consolidated Balance Sheets
The following table presents the Condensed Consolidated Balance Sheets of the Asset Management Company as at June 30, 2024 and December 31, 2023:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$1,931	$2,667
Accounts receivable and other	562	588
Due from affiliates	2,358	2,504
Investments	8,276	7,522
Other assets	363	366
Deferred income tax assets	657	643
Total assets	$14,147	$14,290

Liabilities
Accounts payable and other	$1,899	$1,799
Due to affiliates	997	986
Deferred income tax liabilities	49	40
Total liabilities	2,945	2,825

Preferred shares redeemable non-controlling interest	2,225	2,166

Equity
Common shares (unlimited authorized and 1,635,372,936 issued and 1,630,618,984 outstanding)	9,016	9,014
Common shares held in treasury (4,778,300 shares)	(90)	—
Retained deficit	(481)	(178)
Accumulated other comprehensive income	165	168
Additional paid-in capital	123	122
Total common equity	8,733	9,126
Non-controlling interest	244	173
Total equity	8,977	9,299
Total liabilities, redeemable non-controlling interest and equity	$14,147	$14,290
As at June 30, 2024 and December 31, 2023
Assets
Total assets were $14.1 billion as at June 30, 2024, a decrease of $143 million or 1% compared to December 31, 2023, due to decreases in cash and cash equivalents and due from affiliates, partially offset by an increase in investments.
Cash and Cash Equivalents
Cash and cash equivalents were $1.9 billion as at June 30, 2024, a decrease of $736 million or 28% from December 31, 2023. This was largely due to the acquisition of our incremental approximately 4.5% ownership interest in Oaktree, the timing of the settlement of annual bonuses, and an add-on investment in a complementary strategy. This was partially offset by the repayment of a bridge facility made to an affiliate, and reimbursements of fund expenses. Of this balance, $1.7 billion is on deposit with the Corporation.

Accounts Receivable and Other
Accounts receivable and other of $562 million primarily consists of receivables from third parties and prepaid expenses. The decrease of $26 million or 4% from December 31, 2023 is largely driven by the timing of collections, partially offset by prepayments of stock-based compensation costs to the Manager in accordance with the Asset Management Services Agreement, and management fees receivable from third parties.
Due from Affiliates
Due from affiliates of $2.4 billion primarily relates to management fees earned but not collected from our managed funds, receivables for expenses paid on behalf of certain of our funds, as well as reimbursements due from the Corporation for long-term compensation awards. The movement of $146 million or 6% from December 31, 2023 was primarily the result of collections on management fees, fund recharge receivables and certain receivables with the Corporation, and repayments of interest bearing related party loans. These decreases were partially offset by management fees receivables on fee revenues earned from our funds during the period.
Investments
Investments are predominantly comprised of our approximately 15% limited partnership interest in BSREP III, an approximate 73% ownership interest in Oaktree and accumulated unrealized carried interest in our funds. The increase from December 31, 2023 of $754 million was primarily the result of the increase in our ownership interest from approximately 68% to approximately 73% and income earned from our investment in Oaktree during the period. In addition, there was an add-on investment in one of our complementary strategies and unrealized carried interest earned on new funds, partially offset by unrealized carried interest decreases on certain of our mature funds during the period. The investment in BSREP III is fully attributable to the Corporation through their preferred shares redeemable non-controlling interest and does not impact net income attributable to common stockholders.
Liabilities
Total liabilities were $2.9 billion as at June 30, 2024, an increase of $120 million or 4% compared to December 31, 2023.
Accounts Payable and Other
Accounts payable and other primarily consists of accrued bonus compensation, performance and cash-settled share-based compensation, and the mark-to-market of derivatives associated with put options on certain of our investments. The increase of $100 million compared to December 31, 2023 reflects higher payables to third parties, partially offset by annual bonus payments, timing of taxes paid, and movements in the mark-to-market of a put option held by third parties to sell additional interests in Oaktree to the Asset Management Company.
Due to Affiliates
Due to affiliates of $997 million reflects amounts owed to affiliates. The increase of $11 million or 1% relative to December 31, 2023 was the result of higher share-based compensation owed to related parties, partially offset by payments on certain of our loans payable to related parties.
Preferred Shares Redeemable Non-Controlling Interest
Our asset management business recognizes carried interest generated and associated carried interest allocation expense on mature funds within our Condensed Consolidated Statement of Operations. As the net carried interest generated on mature funds is all attributable to the Corporation, this balance primarily represents the accumulated unrealized carried interest, net of carried interest allocation expense and taxes on mature funds owing to the Corporation.
Preferred shares redeemable non-controlling interest was $2.2 billion as at June 30, 2024, an increase of $59 million compared to $2.2 billion as at December 31, 2023. This increase was due to redeemable preferred share issuances to the Corporation and the Manager, partially offset by a decrease in unrealized carried interest on mature funds during the period.
Non-Controlling Interest
Non-controlling interest was $244 million as at June 30, 2024, an increase of $71 million compared to $173 million as at December 31, 2023. This increase was primarily due to carried interest generated by new funds that is owed to the Corporation, non-controlling interests associated with our equity-settled share-based compensation and other non-controlling interests associated with various entities within our asset management business.

Cash Flow Statement Analysis
Review of Condensed Consolidated Statements of Cash Flows
The following table summarizes the changes in the Manager’s cash for the three and six months ended June 30, 2024 and 2023:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Operating activities	$159	$134	$304	$266
Investing activities	(1)	—	(39)	(41)
Financing activities	(157)	(134)	(264)	(214)
Change in cash and cash equivalents	$1	$—	$1	$11
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
For the three months ended June 30, 2024
Operating Activities
During the three months ended June 30, 2024, the Manager's operating activities generated positive cashflows of $159 million primarily attributable to the share of income driven from its investment in the Asset Management Company. The increase from the prior period was primarily due to higher distributions received from our Asset Management Company.
Financing Activities
Net cash outflows from financing activities totaled $157 million, primarily attributed to the distributions paid to the Manager's shareholders and repayments on our revolving credit facility with the Asset Management Company. These outflows were partially offset by prepayments of certain share-based compensation from the Asset Management Company.
For the six months ended June 30, 2024
Operating Activities
During the six months ended June 30, 2024, the Manager's operating activities generated positive cashflows of $304 million primarily attributable to the share of income driven from its investment in the Asset Management Company. During the six months ended June 30, 2023, the Manager's operating cash inflows were $266 million. The increase from the prior period was primarily due to higher distributions received from our Asset Management Company. This was partially offset by higher interest expense on the revolving credit facility and changes in working capital.
Investing Activities
Net cash outflows from investing activities totaled $39 million during the six months ended June 30, 2024, and $41 million in the prior period. The activity in both periods primarily reflects the purchase of an option to acquire additional shares of the Asset Management Company.
Financing Activities
Net cash outflows from financing activities totaled $264 million, primarily attributed to the distributions paid to the Manager's shareholders. These outflows were partially offset by prepayments of certain share-based compensation from the Asset Management Company. During the six months ended June 30, 2023, net cash outflows from financing activities totaled $214 million, primarily attributed to distributions paid to the Manager's shareholders and share repurchases, partially offset by draws on our revolving credit facility with the Asset Management Company and prepayments received for certain of our share-based compensation programs.

Review of Condensed Consolidated Statements of Cash Flows
Refer to the following table that summarizes the Condensed Consolidated Statements of Cash Flows for our asset management business for the three and six months ended June 30, 2024 and 2023:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Operating activities	$393	$526	$909	$487
Investing activities	(452)	(261)	(458)	(361)
Financing activities	(603)	(499)	(1,183)	(753)
Change in cash and cash equivalents	$(662)	$(234)	$(732)	$(627)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
For the three months ended June 30, 2024 and 2023
Operating Activities
During the three months ended June 30, 2024, the Company's operating activities generated cash inflows of $393 million, compared to cash inflows of $526 million in the prior period. The change in operating cash flows compared to the prior period was primarily due to settlements of amounts due to related parties and the timing of settlement of accounts payables. This was partially offset by higher cash generated from our asset management business.
Investing Activities
Net cash outflows from investing activities totaled $452 million, compared to outflows of $261 million in the prior period. Outflows primarily represent our acquisition of an additional approximately 4.5% interest in Oaktree, certain other equity method investments, and an investment in a complementary strategy. This was partially offset by cash received by the Manager on its credit facility.
Financing Activities
Net cash outflows from financing activities totaled $603 million, compared to $499 million in the prior period. The current and comparative periods primarily consist of distributions to shareholders, partially offset by capital contributions from the Corporation in connection with the step-up of our investment in Oaktree during the period.
For the six months ended June 30, 2024 and 2023
Operating Activities
During the six months ended June 30, 2024, the Company's operating activities generated cash inflows of $909 million, compared to cash inflows of $487 million in the prior period. The change in operating cash flows compared to the prior period was primarily due to higher repayments of due to affiliates balances and timing of settlement of short term payables. This was partially offset by higher cash generated from our asset management business.
Investing Activities
Net cash outflows from investing activities totaled $458 million, compared to outflows of $361 million in the prior period. Outflows primarily represent our acquisition of an additional approximately 4.5% interest in Oaktree, certain other equity method investments, and an investment in a complementary strategy. This was partially offset by cash received by the Manager on its credit facility.
Financing Activities
Net cash outflows from financing activities totaled $1.2 billion, compared to outflows of $753 million in the prior period. In both periods, the outflows were primarily due to distributions to shareholders.

Summary of Quarterly Results
Summary of Quarterly Results for the Manager
The quarterly variances in operating recoveries are due primarily to related party recharges to the Asset Management Company and the Corporation for executive compensation costs of the Manager and performance-based compensation expense. The operating recoveries associated with our Deferred Share Unit ("DSU") and Restricted Share Unit ("RSU") plans, which are recorded at fair value, being the market value of the Class A shares of the Corporation and the Manager as at the period then ended, may fluctuate materially on a quarterly basis. These recharges are reimbursements by the Corporation and the Asset Management Company of costs incurred associated with these liability-based awards in accordance with the Relationship Agreement and the Asset Management Services Agreement, respectively. Variances in net income relate primarily to our equity interest in the earnings of the Asset Management Company.
Our Condensed Consolidated Statement of Comprehensive Income for the seven most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2024		2023				2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating recoveries	$48	$144	$160	$38	$47	$138	$37
Net income	124	102	95	122	109	125	19
Earnings per share
– basic	0.30	0.26	0.24	0.31	0.28	0.31	0.05
– diluted	0.30	0.25	0.24	0.31	0.28	0.31	0.05
Over the last seven quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:
•In the second quarter of 2024, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share and performance-based compensation. The increase in net income in the quarter compared to the prior quarter is primarily a result of an increase in earnings of the Asset Management Company due to an increased ownership interest in the business.
•In the first quarter of 2024, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share-based compensation. This was partially offset by recoveries from related parties resulting from an increase in performance-based compensation. The increase in net income in the quarter compared to the prior quarter is primarily a result of an increase in earnings of the Asset Management Company.
•In the fourth quarter of 2023, operating recoveries increased in comparison to the prior quarter primarily due to an increase in amounts recoverable from related parties associated with share-based compensation, partially offset by a decrease in performance-based compensation. The decrease in net income in the quarter compared to the prior quarter is primarily a result of a decrease in earnings of the Asset Management Company.
•In the third quarter of 2023, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share and performance-based compensation. The increase in net income in the quarter compared to the prior quarter is primarily a result of an increase in earnings of the Asset Management Company.
•In the second quarter of 2023, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share and performance-based compensation. The decrease in net income in the quarter compared to the prior quarter is primarily a result of a decrease in earnings of the Asset Management Company.
•In the first quarter of 2023, operating recoveries and net income increased as a result of a full quarter of recoveries from the Corporation and the Asset Management Company, as well as the equity pick-up of our interest in the Asset Management Company.
•In the fourth quarter of 2022, operating recoveries and net income reflect activity for the period from December 9, 2022 to December 31, 2022 as a result of timing of the Arrangement.

Summary of Quarterly Results for the Asset Management Company
The quarterly variances in revenues over the past periods are due primarily to management fees earned from our funds, accrued carried interest, interest income earned on our deposit with the Corporation and related party recoveries for executive and performance-based compensation expense. Management fees and accrued carried interest are dependent on fundraising and fund performance, and will fluctuate over time. Variances in net income are primarily attributable to the movements in revenue as well as movements in employee compensation and professional fees, and our share of income from equity method investments. Net income attributable to common stockholders reflects net income adjusted for the attribution of unrealized and realized carried interest net of cost associated with mature funds, as well as unrealized and realized carried interest owed to the Corporation on new funds.
Our Condensed Consolidated Statements of Operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS)	2024		2023				2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$916	$884	$1,130	$893	$985	$1,054	$1,117	$831
Net income	518	373	531	510	580	516	613	695
Net income attributable to common stockholders	495	441	374	494	455	516	504	395
Over the last eight quarters, the factors discussed below caused variations in revenues and net income to stockholders on a quarterly basis:
•In the second quarter of 2024, revenues increased relative to the prior quarter due to higher management fees and unrealized carried interest allocations on certain of our funds. This was partially offset by lower recoveries from related parties associated with share and performance-based compensation. Net income increased due to the aforementioned increases in revenues, higher mark-to-market gains on our investment in BSREP III, and lower performance-based compensation compared to the prior quarter. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the first quarter of 2024, revenues decreased relative to the prior quarter due to lower unrealized carried interest allocations on certain of our funds. This was partially offset by higher recoveries from related parties associated with share and performance-based compensation. Net income decreased due to the aforementioned decreases in revenues and higher performance-based compensation, partially offset by lower mark-to-market losses on our investment in BSREP III relative to the prior quarter and lower employee compensation related expenses. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the fourth quarter of 2023, revenues increased relative to the prior quarter due to growth in base management and advisory fees, higher recoveries from related parties associated with share based compensation and an increase in unrealized carried interest generated as a result of higher returns on our long-term private funds. Net income decreased due to the aforementioned increases in revenues and an increase in our share of income from Oaktree, which were more than offset by mark-to-market losses on our investment in BSREP III and higher employee compensation related expenses. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in a decrease to net income to stockholders relative to the prior quarter.
•In the third quarter of 2023, revenues decreased relative to the prior quarter due to lower recoverables from related parties associated with share and performance-based compensation, decreased unrealized carried interest generated as a result of lower returns on our long-term private funds, partially offset by higher market values of our perpetual funds. Net income decreased due to the aforementioned decreases in revenues as well as mark-to-market losses on our investment in BSREP III, partially offset by a decrease in employee compensation related expenses. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the second quarter of 2023, revenues decreased relative to the prior quarter due to lower recoverables from related parties associated with share and performance-based compensation and lower base management fees earned on our long-

term private funds. Net income increased due to lower performance-based compensation costs, mark-to-market gains on our investment in BSREP III and a decrease in employee compensation related expenses, partially offset by the aforementioned decreases in revenues. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in a decrease to net income to stockholders relative to the prior quarter.
•In the first quarter of 2023, revenues decreased relative to the prior quarter due to lower unrealized carry allocations as a result of lower returns on certain of our funds compared to the prior quarter, partially offset by higher recoverables from related parties associated with share and performance-based compensation. Net income decreased due to the aforementioned decreases in revenues as well as by higher compensation costs as a result of annual salary increases. This increase was partially offset by higher earnings from our investment in Oaktree. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the fourth quarter of 2022, revenues increased relative to the prior quarter due to strong growth in base management and advisory fees as a result of contributions from flagship fundraising and fees on co-investment capital. These increases were partially offset by lower market capitalizations of the perpetual affiliates and lower interest income as a result of the transfer of certain investments and loans of the asset management business to the Corporation as part of the Arrangement. In addition, increased unrealized carried interest allocations resulted from higher valuation gains recognized for our real estate long-term private funds. Net income decreased due to the aforementioned increases in revenues, which were more than offset by the deconsolidation of BSREP III as part of the Arrangement, higher performance-based compensation expense on carried interest generated, and negative earnings pickup from our investment in Oaktree. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests resulted in an increase to net income to stockholders relative to the prior quarter.
•In the third quarter of 2022, revenues decreased relative to the prior quarter due to decreased unrealized carried interest allocations as a result of lower returns on our second real estate flagship fund, partially offset by higher base management fees earned on our long-term private funds. Net income decreased due to the aforementioned decreases in revenues as well as higher compensation costs as a result of hiring investment professionals to support our flagship funds and expanding product offerings, and mark-to-market valuation losses on our investment in BSREP III. This activity, net of non-controlling interest in consolidated funds, resulted in a decrease to net income to BAM ULC relative to the prior quarter.

PART 3
KEY FINANCIAL AND OPERATING MEASURES
The Manager and the Asset Management Company prepare their financial statements in conformity with U.S. GAAP. This MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing overall performance, as well as the performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. These non-GAAP financial measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. The asset management business includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for our asset management business. See Part 6 “Reconciliation of U.S. GAAP to Non-GAAP Measures”, in this MD&A.
Non-GAAP Measures
Fee Revenues
Fee Revenues is a key metric analyzed by management to determine the growth in recurring cash flows from our asset management business. Fee Revenues include base management fees, incentive distributions, performance fees and transaction fees. Fee Revenues exclude carried interest but include Fee Revenues earned by Oaktree. The most directly comparable measure of Fee Revenues disclosed in the financial statements is base management and advisory fees.
Fee-Related Earnings
Fee-Related Earnings is used to provide additional insight into the operating profitability of our asset management activities. Fee-Related Earnings are recurring in nature and not based on future realization events. Fee-Related Earnings is comprised of Fee Revenues less direct costs associated with earning those fees, which include employee compensation and professional fees as well as business related technology costs, and other shared services costs. The most directly comparable measure of Fee-Related Earnings disclosed in the primary financial statements is net income.
Distributable Earnings
Distributable Earnings used by the Manager provides insight into earnings that are available for distribution or to be reinvested by the Manager. Distributable Earnings of the Manager represent its share of Distributable Earnings from our asset management business less general and administrative expenses, but excluding equity-based compensation expenses, of the Manager. The most directly comparable measure disclosed in our primary financial statements for Distributable Earnings of the Manager is net income.
The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. The asset management business intends to pay dividends to the Manager on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend.
Distributable Earnings used by our asset management business provides insight into earnings that are available for distribution or to be reinvested by our asset management business. It is calculated as the sum of its Fee-Related Earnings, realized carried interest, returns from our corporate cash and financial assets, interest expense, cash taxes, and general and administrative expenses excluding equity-based compensation expenses. The most directly comparable measure disclosed in the primary financial statements of our asset management business for Distributable Earnings is net income.

Supplemental Financial Measures Utilized by Our Asset Management Business
Assets Under Management
AUM refers to the total fair value of assets managed, calculated as follows:
•Investments that Brookfield, which includes the Corporation, the asset management business, or their affiliates, either:
◦Consolidates for accounting purposes (generally, investments in respect of which Brookfield has a significant economic interest and unilaterally directs day-to-day operating, investing and financing activities), or
◦Does not consolidate for accounting purposes but over which Brookfield has significant influence by virtue of one or more attributes (e.g., being the largest investor in the investment, having the largest representation on the investment’s governance body, being the primary manager and/or operator of the investment, and/or having other significant influence attributes),
◦Are calculated at 100% of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, even if Brookfield does not own 100% of the investment, with the exception of investments held through our perpetual funds, which are calculated at its proportionate economic share of the investment’s net asset value.
•All other investments are calculated at Brookfield’s proportionate economic share of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis.
Our methodology for determining AUM differs from the methodology that is employed by other alternative asset managers as well as the methodology for calculating regulatory AUM that is prescribed for certain regulatory filings (e.g., Form ADV and Form PF).
Fee-Bearing Capital
Fee-Bearing Capital represents the capital committed, pledged, or invested in our permanent capital vehicles, private funds and liquid strategies that we manage which entitles us to earn Fee Revenues. Fee-Bearing Capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts.
When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds, and equity issuances from the permanent capital vehicles.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from the permanent capital vehicles as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, the permanent capital vehicles and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of the permanent capital vehicle capitalizations and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Uncalled Fund Commitments
Total Uncalled Fund Commitments includes capital callable from fund investors, including funds outside of their investment period, for which capital is callable for follow-on investments.

Fee-Bearing Capital Diversification
AS AT JUN 30. 2024 (BILLIONS)

By Fund Type	By Business Line

■	Long-term private funds
■	Permanent capital and perpetual strategies
■	Liquid strategies

■	Renewable power and transition
■	Infrastructure
■	Real estate
■	Private equity
■	Credit
Long-term Private Funds
As of June 30, 2024, we managed approximately $249 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with 2 one-year extension options.
On these products, we earn:
•Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and where the fund is in its life,
•Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and
•Carried interest or performance fees, which entitle us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on our existing mature funds.
Permanent Capital and Perpetual Strategies
As of June 30, 2024, we managed approximately $199 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core, and core plus private funds.
On these products, we earn:
•Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.
•Stable incentive distribution fees from BEP and BIP, which are linked to the growth in cash distributions paid to investors above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within their target range of 5-9%.
•Performance fees from BBU are based on unit price performance above a prescribed high-water mark price, which are not subject to clawback, as well as carried interest on our perpetual private funds.
Liquid Strategies
As of June 30, 2024, we managed approximately $66 billion of Fee-Bearing Capital across our liquid strategies, which included capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate, infrastructure, and natural resources.
On these products, we earn:
•Base management fees, which are based on committed capital or fund net asset value, and
•Performance income based on investment returns above a minimum prescribed return.

PART 4
ANALYSIS OF KEY NON-GAAP FINANCIAL AND OPERATING MEASURES OF OUR ASSET MANAGEMENT BUSINESS
The following section contains a discussion and analysis of key financial and operating measures utilized in managing our asset management business, including for performance measurement, capital allocation, and valuation purposes. For further detail on our non-GAAP and performance measures, please refer to Part 3 “Key Financial and Operating Measures”, in this MD&A.

Fee-Bearing Capital
The following table summarizes Fee-Bearing Capital as at June 30, 2024 and December 31, 2023:

AS AT (MILLIONS)	Long-term private funds	Permanent capital and perpetual strategies	Liquid strategies	Total
Renewable power and transition	$27,791	$23,912	$—	$51,703
Infrastructure	45,284	45,903	—	91,187
Real estate	68,395	24,602	—	92,997
Private equity	33,481	6,824	—	40,305
Credit	74,320	97,574	65,749	237,643
June 30, 2024	$249,271	$198,815	$65,749	$513,835
December 31, 2023	$245,341	$148,719	$62,938	$456,998
The changes in Fee-Bearing Capital are set out in the following table for the three and six months ended June 30, 2024:

FOR THE THREE MONTHS ENDED JUNE 30, (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
March 31, 2024	$51,333	$93,275	$93,560	$40,284	$180,173	$458,625
Inflows	1,815	1,757	1,819	666	63,836	69,893
Outflows	—	—	(103)	—	(6,693)	(6,796)
Distributions	(493)	(640)	(842)	(94)	(1,555)	(3,624)
Market valuation	2,359	(947)	(501)	(559)	(267)	85
Other	(3,311)	(2,258)	(936)	8	2,149	(4,348)
Change	370	(2,088)	(563)	21	57,470	55,210
June 30, 2024	$51,703	$91,187	$92,997	$40,305	$237,643	$513,835
Fee-Bearing Capital was $514 billion as at June 30, 2024 compared to $459 billion as at March 31, 2024. The increase of $55.2 billion was primarily attributable to the AEL Mandate, resulting in $49 billion of inflows of Fee-Bearing Capital. In addition, fundraising and capital deployments across our strategies, including our fifth real estate flagship fund, the second vintage of our global transition fund, and follow-on investments in earlier vintages of certain of our flagship funds added to our Fee-Bearing Capital. The overall increase of Fee-Bearing Capital was partially offset by distributions to our clients and outflows due to redemptions within our liquid and perpetual strategies. In addition, overall market valuations were consistent with March 31, 2024 as the higher trading price of BEP was partially offset by the lower trading prices of BIP and BBU.

FOR THE SIX MONTHS ENDED JUNE 30, (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
December 31, 2023	$52,363	$94,635	$93,444	$38,849	$177,707	$456,998
Inflows	4,161	2,463	3,408	1,340	71,933	83,305
Outflows	—	(11)	(191)	—	(9,345)	(9,547)
Distributions	(903)	(1,311)	(1,766)	(212)	(3,573)	(7,765)
Market valuation	217	(1,128)	(942)	629	790	(434)
Other	(4,135)	(3,461)	(956)	(301)	131	(8,722)
Change	(660)	(3,448)	(447)	1,456	59,936	56,837
June 30, 2024	$51,703	$91,187	$92,997	$40,305	$237,643	$513,835
Fee-Bearing Capital was $514 billion as at June 30, 2024 compared to $457 billion as at December 31, 2023. The increase of $56.8 billion was primarily attributable to the AEL Mandate, resulting in $49 billion of inflows of Fee-Bearing Capital. In addition, fundraising and capital deployments across our strategies, including our fifth real estate flagship fund, the second vintage of our global transition fund, and follow-on investments in earlier vintages of certain of our flagship funds added to our Fee-Bearing Capital. The overall increase of Fee-Bearing Capital was partially offset by distributions to our clients. Outflows due to redemptions within our liquid and perpetual strategies also decreased Fee-Bearing Capital for the period. In addition, overall market valuations were consistent with December 31, 2023 as the lower market capitalization of BIP was partially offset by the higher market capitalization of BBU and BEP.

Distributable Earnings

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Base management fees[1]	$1,022	$983	$2,027	$1,964
Incentive distributions	106	94	212	188
Transaction and advisory fees	20	9	22	14
Fee Revenues	1,148	1,086	2,261	2,166
Less: direct costs[1,2]	(535)	(507)	(1,068)	(1,011)
	613	579	1,193	1,155
Less: Fee-Related Earnings not attributable to the asset management business	(30)	(31)	(58)	(60)
Fee-Related Earnings[3]	$583	$548	$1,135	$1,095
Add back: equity-based compensation costs and other income[4]	41	47	89	100
Cash taxes	(76)	(68)	(129)	(105)
Distributable Earnings	$548	$527	$1,095	$1,090
1.Base management fees and direct costs are presented on a 100% basis. Base management fees and direct costs for Oaktree totaled $320 million and $219 million, respectively, for the three months ended June 30, 2024 (2023 - $299 million and $207 million, respectively) and $638 million and $444 million for the six months ended June 30, 2024 (2023 - $588 million and $408 million, respectively. Refer to Note 3 “Investments” of the Condensed Consolidated Financial Statements included elsewhere in this Form 6-K for additional disclosures related to Oaktree revenues, expenses, and net income.
2.Direct costs include compensation expense, other operating expenses and general, administrative, and other expenses, and related Oaktree direct costs at 100%.
3.Fee-Related Earnings include Oaktree’s Fee-Related Earnings at our approximate 73% ownership interest (June 30, 2023 - 68%).
4.This adjustment adds back equity-based compensation and other income associated with the Company's portion of partly owned subsidiaries’ investment income, realized carried interest, interest income received and charges paid on related party loans, and other income.
For the three months ended June 30, 2024
Fee Revenues for the three months ended June 30, 2024 were $1.1 billion, an increase of $62 million or 6% compared to the prior period. This increase was predominantly due to an increase in base management fees of $39 million or 4%, driven by incremental fees earned in our credit platform as a result of the AEL Mandate. Transaction fees in our renewable and private equity strategies as well as fees earned from fundraising for our latest infrastructure and real estate flagship funds over the last twelve months also generated incremental Fee Revenues.
Fee Revenues also increased from other capital raised by our credit franchise, and capital deployed across our Oaktree opportunistic credit strategy. The increase in base management fees was partially offset by lower fees from our listed permanent capital vehicles due to decreases in average market capitalizations and the end of investment periods in certain of our older vintage funds.
Incentive distributions increased by $12 million or 13% as a result of an increase in BEP and BIP's quarterly dividend over the prior period of 5% and 6%, respectively.
Direct costs increased by $28 million or 6% from the prior period as we continue to scale our asset management business, partially offset by movement in cash-settled share-based compensation.
Distributable Earnings were $548 million for the three months ended June 30, 2024, an increase of $21 million or 4% compared to the prior period. The increase was primarily driven by higher Fee-Related Earnings, partially offset by a decrease in other income by $8 million due to lower interest earned on our deposit with the Corporation.

For the six months ended June 30, 2024
Fee Revenues for the six months ended June 30, 2024 were $2.3 billion, an increase of $95 million or 4% compared to the prior period. This increase was predominantly due to an increase in base management fees of $63 million or 3%, driven by incremental fees in our credit platform as a result of the AEL Mandate. Transaction fees in our renewable and private equity strategies as well as fees earned from fundraising across the latest vintages of our flagship funds over the last twelve months also generated incremental Fee Revenues.
Fee Revenues also increased from other capital raised in our insurance channel, capital deployed across our Oaktree opportunistic credit, and higher net asset values in certain of our credit funds. The increase in base management fees was partially offset by lower fees from our listed permanent capital vehicles due to decreases in market capitalizations and the end of investment periods in certain of our older vintage funds.
Incentive distributions increased by $24 million or 13% as a result of an increase in BEP and BIP's quarterly dividend over the prior period of 5% and 6%, respectively.
Direct costs increased by $57 million or 6% from the prior period as we continue to scale our asset management business, partially offset by movement in cash-settled share-based compensation.
Distributable Earnings were $1.1 billion for the six months ended June 30, 2024, an increase of $5 million compared to the prior period. The increase was primarily driven by higher Fee-Related Earnings and realized carried interest, partially offset by a decrease in other income by $9 million due to lower interest earned on our deposit with the Corporation.

PART 5
INVESTMENT STRATEGY RESULTS
In each of our product categories, we invest globally in various investment strategies, each benefiting from strong secular tailwinds that provide an expanding multi-trillion dollar investable universe. Our investment strategies are (a) renewable power and transition, (b) infrastructure, (c) real estate, (d) private equity, and (e) credit.
The following tables summarize Fee-Bearing Capital and Fee Revenues by investment strategy:
Fee-Bearing Capital

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Renewable power and transition	$51,703	$52,363
Infrastructure	91,187	94,635
Real estate	92,997	93,444
Private equity	40,305	38,849
Credit	237,643	177,707
Total Fee-Bearing Capital	$513,835	$456,998

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$458,625	$431,661	$456,998	$417,863
Inflows	69,893	12,982	83,305	31,062
Outflows	(6,796)	(3,898)	(9,547)	(8,650)
Distributions	(3,624)	(3,600)	(7,765)	(8,426)
Market valuation	85	2,799	(434)	9,355
Other	(4,348)	(196)	(8,722)	(1,456)
Change	55,210	8,087	56,837	21,885
Balance, end of period	$513,835	$439,748	$513,835	$439,748
Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Renewable power and transition	$154	$152	$301	$303
Infrastructure	291	299	587	590
Real estate	238	230	471	466
Private equity	123	117	238	234
Credit	342	288	664	573
Total Fee Revenues	$1,148	$1,086	$2,261	$2,166

Renewable Power and Transition
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our renewable power and transition investment strategy as at June 30, 2024 and December 31, 2023, and Fee Revenues for the three months ended June 30, 2024 and 2023.
Fee-Bearing Capital                          Fee Revenues
AS AT JUN 30, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED JUN 30 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current periods.
Fee-Bearing Capital

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$27,791	$29,663
Permanent capital and perpetual strategies	23,912	22,700
Total Fee-Bearing Capital	$51,703	$52,363

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$51,333	$50,710	$52,363	$46,412
Inflows	1,815	1,021	4,161	1,911
Outflows	—	—	—	—
Distributions	(493)	(332)	(903)	(873)
Market valuation	2,359	(895)	217	3,070
Other	(3,311)	(112)	(4,135)	(128)
Change	370	(318)	(660)	3,980
Balance, end of period	$51,703	$50,392	$51,703	$50,392

For the three months ended June 30, 2024
During the three months ended June 30, 2024, Fee-Bearing Capital increased by $370 million or 1% to $52 billion. The increase was driven by higher market capitalization of BEP due to the increase in its share price during the quarter. Additionally, Fee-Bearing Capital increased from inflows attributable to fundraising for the second vintage of our global transition fund and capital deployments across our fund strategies. These increases were partially offset by distributions to BEP's unit holders and limited partners of our perpetual and long-term private funds.
For the six months ended June 30, 2024
During the six months ended June 30, 2024, Fee-Bearing Capital decreased by $660 million or 1% to $52 billion. This decrease was driven by the end of the investment period in one of our earlier vintage funds. In addition, distributions to BEP's unit holders and limited partners of our permanent and long-term private funds also contributed to the decrease in Fee-Bearing Capital. This was partially offset by fundraising for the second vintage of our global transition fund, capital deployments across our fund strategies, as well as inflows from BEP's issuance of medium term and perpetual green subordinated notes.
Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$57	$58	$121	$116
Co-investment and other funds	—	4	1	8
	57	62	122	124
Perpetual strategies
BEP[1]	52	55	97	112
Co-investment and other funds	4	3	7	4
	56	58	104	116
Catch-up fees	1	2	2	3
Transaction and advisory fees	8	2	8	4
Total management and advisory fees	122	124	236	247
Incentive distributions	32	28	65	56
Total Fee Revenues	$154	$152	$301	$303
1.BEP Fee-Bearing Capital as at June 30, 2024 is $22.9 billion (December 31, 2023 - $22.1 billion)
For the three months ended June 30, 2024
Fee Revenues increased by $2 million, or 1% for the three months ended June 30, 2024 relative to the three months ended June 30, 2023. Transaction fees increased $6 million due to higher fees on co-investment transactions associated with the second vintage of our global transition fund. In addition, incentive distributions from BEP increased by $4 million due to a 5% increase in distributions compared to the prior period. These increases were partially offset by a decrease in fees from our perpetual strategies of $2 million due to lower fees earned from BEP due to a decrease in its average market capitalization relative to the prior period.
For the six months ended June 30, 2024
Fee Revenues decreased by $2 million for the six months ended June 30, 2024 relative to the six months ended June 30, 2023. Fees from our perpetual strategy decreased $12 million predominantly due to lower fees earned from BEP resulting from a decrease in its average market capitalization relative to the prior period. This decrease was partially offset by higher management fees, and transaction fees earned on the second vintage of our global transition fund, and other follow-on investments during the period. In addition, incentive distributions from BEP increased by $9 million due to a 5% increase in distributions compared to the prior period.

Infrastructure
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our Infrastructure investment strategy as at June 30, 2024 and December 31, 2023, and Fee Revenues for the three months ended June 30, 2024 and 2023.
Fee-Bearing Capital                         Fee Revenues
AS AT JUN 30, 2024 AND DEC 31, 2023 (BILLIONS)                  FOR THE THREE MONTHS ENDED JUN 30 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current periods.
Fee-Bearing Capital

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$45,284	$47,345
Permanent capital and perpetual strategies	45,903	47,290
Total Fee-Bearing Capital	$91,187	$94,635

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$93,275	$89,682	$94,635	$82,752
Inflows	1,757	1,846	2,463	5,790
Outflows	—	—	(11)	(6)
Distributions	(640)	(978)	(1,311)	(1,827)
Market valuation	(947)	2,361	(1,128)	4,821
Other	(2,258)	(402)	(3,461)	979
Change	(2,088)	2,827	(3,448)	9,757
Balance, end of period	$91,187	$92,509	$91,187	$92,509
For the three months ended June 30, 2024
During the three months ended June 30, 2024, Fee-Bearing Capital decreased by $2.1 billion or 2% to $91 billion. This decrease was predominantly due to the depreciation in market capitalization of BIP as a result of a decrease in share price during the quarter as well as distributions paid to BIP unitholders. Distributions were also paid to limited partners in our perpetual strategies. These decreases were partially offset by fundraising for co-investments alongside our fifth flagship fund as well as capital deployed and valuation increases across our perpetual strategies, specifically BII and BSIP.
For the six months ended June 30, 2024
During the six months ended June 30, 2024, Fee-Bearing Capital decreased by $3.4 billion or 4% to $91 billion. This decrease was predominantly due to the end of the investment period of our fourth flagship fund and distributions paid to BIP unitholders. Distributions were also paid to limited partners in our long-term private funds and perpetual strategies. In addition, BIP experienced depreciation in market capitalization as a result of a decrease in share price during the period. These decreases were partially offset by fundraising for co-investments alongside our fifth flagship fund as well as capital deployed and valuation increases across our perpetual strategies, specifically BII and BSIP.
Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$91	$90	$184	$180
Co-investment and other funds	3	5	6	9
	94	95	190	189
Perpetual strategies
BIP[1]	89	106	183	206
Co-investment and other funds	32	25	63	49
	121	131	246	255
Catch-up fees	—	5	—	10
Transaction and advisory fees	2	2	4	4
Total management and advisory fees	217	233	440	458
Incentive distributions	74	66	147	132
Total Fee Revenues	$291	$299	$587	$590
1.BIP Fee-Bearing Capital as at June 30, 2024 is $28.8 billion (December 31, 2023 - $31.2 billion).
For the three months ended June 30, 2024
Fee Revenues decreased by $8 million or 3% for the three months ended June 30, 2024 relative to the three months ended June 30, 2023. The decrease in Fee Revenues was driven by lower fees earned from BIP due to a lower average market capitalization compared to the prior period and a decrease in catch-up fees of $5 million due to follow on closes for our fifth flagship fund in the prior period. These decreases were partially offset by higher Fee Revenues from capital raised and deployed by BSIP and BII, as well as higher net asset values on both funds. In addition, incentive distributions increased by $8 million due to a 6% increase in BIP's quarterly dividend.
For the six months ended June 30, 2024
Fee Revenues decreased by $3 million or 1% for the six months ended June 30, 2024 relative to the six months ended June 30, 2023. The decrease in Fee Revenues was driven by lower fees earned from BIP due to a lower average market capitalization compared to the prior period and a decrease in catch-up fees of $10 million due to follow on closes for our fifth flagship fund in the prior period. These decreases were partially offset by capital raised and deployed by BSIP and BII. In addition, incentive distributions increased by $15 million due to a 6% increase in BIP's quarterly dividend.

Real Estate
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital for our Real Estate investment strategy as at June 30, 2024 and December 31, 2023, and Fee Revenues for the three months ended June 30, 2024 and 2023.
Fee-Bearing Capital                         Fee Revenues
AS AT JUN 30, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED JUN 30 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current periods.
Fee-Bearing Capital

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$68,395	$66,038
Permanent capital and perpetual strategies	24,602	27,406
Total Fee-Bearing Capital	$92,997	$93,444

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$93,560	$90,169	$93,444	$95,633
Inflows	1,819	1,598	3,408	2,230
Outflows	(103)	(37)	(191)	(78)
Distributions	(842)	(1,353)	(1,766)	(3,190)
Market valuation	(501)	293	(942)	(1,570)
Other	(936)	(456)	(956)	(2,811)
Change	(563)	45	(447)	(5,419)
Balance, end of period	$92,997	$90,214	$92,997	$90,214
For the three and six months ended June 30, 2024
During the three and six months ended June 30, 2024, Fee-Bearing Capital remained consistent at $93 billion predominantly due to distributions from our permanent and perpetual strategies, flagship, and other private funds. Additionally, BPG and perpetual strategies decreased due to a net decline in market valuations. These decreases were partially offset by inflows attributable to fundraising within our fifth flagship fund, follow-on investments in our third flagship fund and BPG. Additional closes and capital deployed across various other fund strategies also contributed to our Fee-Bearing Capital.

Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$116	$95	$226	$192
Co-investment and other funds	54	58	111	119
	170	153	337	311
Perpetual strategies
BPG[1]	44	50	89	100
Co-investment and other funds	18	24	36	51
	62	74	125	151
Catch-up fees	6	—	9	1
Total management and advisory fees	238	230	471	466
Total Fee Revenues	$238	$230	$471	$466
1.BPG Fee-Bearing Capital as at June 30, 2024 is $16.9 billion (December 31, 2023 - $17.9 billion).
For the three and six months ended June 30, 2024
During the three and six months ended June 30, 2024, Fee Revenues increased by $8 million and $5 million, respectively. This was primarily from fees earned from our long-term private funds, driven by fundraising and catch-up fees for our fifth flagship fund. These increases were partially offset by the decrease in fees earned by our perpetual vehicle due to the decrease in Fee-Bearing Capital of BPG, as well as lower net asset values in our other perpetual strategies.

Private Equity
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our Private Equity investment strategy as at June 30, 2024 and December 31, 2023, and Fee Revenues for the three months ended June 30, 2024 and 2023.
Fee-Bearing Capital                         Fee Revenues
AS AT JUN 30, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED JUN 30 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current periods.
Fee-Bearing Capital

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$33,481	$33,249
Permanent capital and perpetual strategies	6,824	5,600
Total Fee-Bearing Capital	$40,305	$38,849

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$40,284	$39,472	$38,849	$39,316
Inflows	666	1,088	1,340	2,565
Outflows	—	—	—	—
Distributions	(94)	(12)	(212)	(117)
Market valuation	(559)	(1)	629	(292)
Other	8	(11)	(301)	(936)
Change	21	1,064	1,456	1,220
Balance, end of period	$40,305	$40,536	$40,305	$40,536
For the three months ended June 30, 2024
During the three months ended June 30, 2024, Fee-Bearing Capital of $40 billion remained consistent with the prior quarter. This was driven by fundraising in certain of our long-term private funds, partially offset by a decline in the market capitalization of BBU as a result of a decrease in the share price during the quarter.
For the six months ended June 30, 2024
During the six months ended June 30, 2024, Fee-Bearing Capital increased by $1.5 billion or 4% to $40 billion. The increase was driven by BBU which benefitted from a higher market capitalization as a result of an increase in its share price. Additionally, our Fee-Bearing Capital benefitted from fundraising and capital deployments in one of our complementary strategies.

Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$41	$44	$82	$86
Other long-term funds	45	43	91	88
Co-investment and other funds	3	2	5	5
	89	89	178	179
Perpetual strategies
BBU[1]	21	23	44	46
	21	23	44	46
Catch-up fees	3	3	6	6
Transaction and advisory fees	10	2	10	3
Total management and advisory fees	123	117	238	234
Total Fee Revenues	$123	$117	$238	$234
1.BBU Fee-Bearing Capital as at June 30, 2024 was $6.8 billion (December 31, 2023 - $5.6 billion).
For the three months ended June 30, 2024
Fee Revenues increased by $6 million or 5% for the three months ended June 30, 2024 relative to the three months ended June 30, 2023. This increase was primarily due to higher transaction and advisory fees related to BSI, partially offset by the end of the investment period for our fifth flagship fund.
For the six months ended June 30, 2024
Fee Revenues increased by $4 million or 2% for the six months ended June 30, 2024 relative to the six months ended June 30, 2023. This increase was primarily due to capital raised for our sixth flagship fund and higher transaction and advisory fees related to our BSI fund, partially offset by the end of the investment period for our fifth flagship fund.

Credit
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our credit investment strategy as at June 30, 2024 and December 31, 2023, and Fee Revenues for the three months ended June 30, 2024 and 2023.

Fee-Bearing Capital                         Fee Revenues
AS AT JUN 30, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED JUN 30 (MILLIONS)

■ Long-term Private Funds
■ Perpetual Strategies
■ Liquid Strategies

■ Long-term Private Funds
■ Perpetual Strategies
■ Liquid Strategies

The following provides explanations of significant movements in Fee-Bearing Capital for the current periods.
Fee-Bearing Capital

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$74,320	$69,046
Permanent capital and perpetual strategies	97,574	45,723
Liquid strategies	65,749	62,938
Total Fee-Bearing Capital	$237,643	$177,707

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$180,173	$161,628	$177,707	$153,750
Inflows	63,836	7,429	71,933	18,566
Outflows	(6,693)	(3,861)	(9,345)	(8,566)
Distributions	(1,555)	(925)	(3,573)	(2,419)
Market valuation	(267)	1,041	790	3,326
Other	2,149	785	131	1,440
Change	57,470	4,469	59,936	12,347
Balance, end of period	$237,643	$166,097	$237,643	$166,097
For the three months ended June 30, 2024
During the three months ended June 30, 2024, Fee-Bearing Capital increased by $57.5 billion or 32% to $238 billion, due to the AEL Mandate, resulting in $49 billion of inflows of Fee-Bearing Capital, as well as capital deployed in our Oaktree and liquid credit funds. These increases were partially offset by redemptions in our liquid and perpetual strategies and returns of capital within our Oaktree, infrastructure, and real estate debt strategies.

For the six months ended June 30, 2024
During the six months ended June 30, 2024, Fee-Bearing Capital increased by $59.9 billion or 34% to $238 billion, due to the AEL Mandate, resulting in $49 billion of inflows of Fee-Bearing Capital as well as capital deployed in our Oaktree credit, infrastructure debt, and liquid credit funds. These increases were partially offset by redemptions in our liquid and perpetual strategies and returns of capital within our Oaktree, infrastructure, and real estate debt strategies.
Fee Revenues

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Management and advisory fees
Long-term private funds	$188	$166	$375	$329
Permanent and perpetual strategies	95	64	173	126
Liquid strategies[1]	59	58	116	118
Total Fee Revenues	$342	$288	$664	$573
1.Represents open-end funds within our credit strategies, and Oaktree's investment in a fixed income manager, as well as in publicly listed securities.
For the three months ended June 30, 2024
Fee Revenues increased by $54 million or 19% for the three months ended June 30, 2024 relative to the three months ended June 30, 2023. The increase was attributable to incremental fees earned on our perpetual strategies and long-term private funds. Fees from perpetual strategies increased by $31 million as a result of higher Fee-Bearing Capital driven by the AEL Mandate, and capital deployed across these strategies. In addition, fees from our long-term private funds increased due to deployments across our credit flagship and other debt funds, and higher net asset values.
For the six months ended June 30, 2024
Fee Revenues increased by $91 million or 16% for the six months ended June 30, 2024 relative to the six months ended June 30, 2023. The increase was attributable to incremental fees earned on our perpetual strategies and long-term private funds. Fees from perpetual strategies increased by $47 million as a result of higher Fee-Bearing Capital driven by the AEL Mandate, and capital deployed across these strategies. In addition, fees from our long-term private funds increased due to deployments across our credit flagship and other debt funds, and higher net asset values.

PART 6
RECONCILIATION OF U.S. GAAP TO NON-GAAP MEASURES
Reconciliations of Distributable Earnings, Fee-Related Earnings and Fee Revenues to the most directly comparable financial measures calculated and presented in conformity with U.S. GAAP are presented below. In addition to net income and revenue, management assesses the performance of its business based on these non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, net income or other financial measures presented in conformity with U.S. GAAP.
Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings
The following presents a reconciliation of net income to Fee-Related Earnings and Distributable Earnings for the three and six months presented for the asset management business.

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Net Income	$518	$580	$891	$1,096
Add or subtract the following:
Provision for taxes(a)	142	156	213	249
Depreciation, amortization and other(b)	3	3	7	7
Carried interest allocations(c)	(55)	(114)	68	(173)
Carried interest allocation compensation(c)	(40)	(3)	44	85
Other income and expenses(d)	(24)	(72)	48	(50)
Interest expense paid to related parties(e)	5	5	9	7
Interest and dividend revenue(e)	(36)	(40)	(83)	(83)
Other revenues(f)	—	(31)	(172)	(194)
Share of income from equity accounted investments(g)	(53)	(29)	(133)	(72)
Fee-related earnings of partly owned subsidiaries at our share(g)	77	65	148	127
Compensation costs recovered from affiliates(h)	45	22	89	96
Fee Revenues from BSREP III & other(i)	1	6	6	—
Fee-Related Earnings	$583	$548	$1,135	$1,095
Cash taxes(j)	(76)	(68)	(129)	(105)
Equity-based compensation expense and other(k)	41	47	89	100
Distributable Earnings	$548	$527	$1,095	$1,090

(a)This adjustment removes the impact of income tax provisions on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.
(b)This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.
(c)These adjustments remove the impact of both unrealized and realized carried interest allocations and the associated compensation expense. Unrealized carried interest allocations and associated compensation expense are non-cash in nature. Carried interest allocations and associated compensation costs are included in Distributable Earnings once realized.
(d)This adjustment removes other income and expenses associated with non-cash fair value changes.
(e)This adjustment removes interest and charges paid or received from related party loans.
(f)This adjustment adds back other revenues earned that are non-cash in nature.
(g)These adjustments remove our share of partly owned subsidiaries' earnings, including items (a) to (e) above and include its share of partly owned subsidiaries' Fee-Related Earnings.
(h)This item adds back compensation costs that will be borne by affiliates and are non-cash in nature.
(i)This adjustment adds base management fees earned from funds that are eliminated upon consolidation and other items.
(j)Represents the impact of cash taxes paid by the business.
(k)This adjustment adds back equity-based compensation and other income associated with the Company's portion of partly owned subsidiaries’ investment income, realized carried interest, interest income received and charges paid on related party loans, and other income.

Reconciliation of Revenues to Fee Revenues
The following presents our reconciliation of management fee revenues to Fee Revenues for the three and six months presented.

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Total management fee revenues	$821	$770	$1,607	$1,561
Fee Revenues from equity-accounted investments (a)	332	310	661	603
BSREP III Fees & other(b)	(5)	6	(7)	2
Fee Revenues	$1,148	$1,086	$2,261	$2,166
(a)This adjustment adds management fees at 100% ownership.
(b)This adjustment involves base management fees earned from BSREP III and other funds that are eliminated upon consolidation.

PART 7
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
The Manager undertakes limited activities, primarily receiving dividends from our asset management business as its main source of income and, in turn, making distributions to shareholders in accordance with its dividend policy. It employs a limited number of resources which provide services to our asset management business and for whom associated costs are largely reimbursed. Additional liquidity is available through a credit facility that is provided by our asset management business.
Manager Credit Facility with the Asset Management Company
On November 8, 2022, the Asset Management Company, as lender, established a five-year revolving credit facility with the Manager for the amount of $500 million. This is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR plus a margin of 165 basis points, and Canadian Dollar borrowings are subject to the Canadian Prime Rate or Canadian dollar bankers' acceptance rate (“CDOR”) plus a margin of 165 basis points. Pricing for Canadian Dollar borrowings transitioned to the Canadian Overnight Repo Rate Average ("CORRA") plus a margin of 165 basis points on June 28, 2024. As at June 30, 2024, the Manager has drawn $206 million from this credit facility.
Our Asset Management Business Liquidity
Our asset management business maintains sufficient liquidity at all times enabling it to participate in opportunities as they arise, withstand sudden adverse changes in economic conditions, and sustain distributions to the Manager and the Corporation. Its primary sources of liquidity, which we refer to as core liquidity, consist of cash and financial assets, as well as the undrawn portion of the credit facility with the Corporation.
As at June 30, 2024, core liquidity for our asset management business is $2.0 billion, consisting of $1.9 billion of cash and financial assets, of which $1.7 billion was on deposit with the Corporation. Additionally, the asset management business has a $300 million revolving credit facility established on November 8, 2022, with the Corporation as lender. The facility is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR plus a margin of 165 basis points, while Canadian Dollar borrowings are subject to the Canadian Prime Rate or CDOR plus a margin of 165 basis points. Pricing for Canadian Dollar borrowings transitioned to the Canadian Overnight Repo Rate Average or CORRA plus a margin of 165 basis points on June 28, 2024. This liquidity is readily available for use without any material tax consequences and can be deployed to support our asset management business in funding strategic transactions as well as seeding new investment products. As at June 30, 2024 the Asset Management Company has drawn $202 million from this credit facility.
The following table presents deployable capital of our asset management business:

	Company		Group(a)
AS AT (MILLIONS)	June 30,	December 31,	June 30,	December 31,
	2024	2023	2024	2023
Cash and financial assets	$1,931	$2,667	$52,482	$29,042
Undrawn committed credit facility	98	103	5,062	5,764
Core liquidity	2,029	2,770	57,544	34,806
Uncalled private fund commitments	—	—	85,966	85,658
Total deployable capital	$2,029	$2,770	$143,510	$120,464
(a) Group deployable capital consists of: (1) core liquidity (cash, financial assets, and undrawn credit facilities) of the Company and the perpetual affiliates, and (2) uncalled private fund commitments, which are third-party commitments available for drawdown in the private funds of our asset management business.

Uncalled Fund Commitments
The following presents our Uncalled Fund Commitments as of June 30, 2024 by period and December 31, 2023:

AS AT JUNE 30, (MILLIONS)	2024	2025	2026	2027	2028 +	Total 2024	Dec. 2023
Renewable power and transition	$64	$117	$—	$—	$16,994	$17,175	$17,129
Infrastructure	44	190	—	—	11,724	11,958	14,264
Real estate	299	528	2,014	—	12,829	15,670	22,507
Private equity	37	468	—	103	8,735	9,343	8,788
Credit	1,090	384	1,356	1,072	27,918	31,820	22,970
	$1,534	$1,687	$3,370	$1,175	$78,200	$85,966	$85,658
Approximately $51 billion of the Uncalled Fund Commitments are currently not earning fees, but will become fee-bearing once the capital is invested. Once invested, we expect these commitments will earn approximately $510 million of additional Fee Revenues.
Capital Resources
Clawback Obligations
Performance allocations are subject to clawback to the extent that the performance allocations received to date with respect to a fund exceed the amount due to our asset management business based on cumulative results of that fund. The amounts and nature of our clawback obligations are described in Note 2 “Summary of Significant Accounting Policies” of the Condensed Consolidated Financial Statements of the Asset Management Company as at June 30, 2024, and December 31, 2023, and for the three and six months ended June 30, 2024 and June 30, 2023.
Capital Requirements
Certain U.S. and non-U.S. entities of the Manager are subject to various investment advisor and other financial regulatory rules and requirements that may include minimum net capital requirements. These requirements have been met for the three and six months ended June 30, 2024.
Exposures to Financial Instruments
As discussed elsewhere in this Report, we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 5 "Fair Value Measurements of Financial Instruments" to our Condensed Consolidated Financial Statements of the Asset Management Company as at June 30, 2024, and December 31, 2023 and for the six months ended June 30, 2024 and 2023.
Off-Balance Sheet Arrangements
The Manager may from time to time enter into guarantees given in respect of co-investments in which there is carried interest. The amount guaranteed is up to the carry amount paid to the General Partner, net of taxes. No known amounts are currently due or owed under these guarantees.
Related Party Transactions
The Manager and our asset management business entered into a number of related party transactions with the Corporation and other affiliates. See Note 10 "Related Party Transactions" of the Condensed Consolidated Financial Statements of the Asset Management Company and Note 7 "Related Party Transactions" of the Condensed Consolidated Financial Statements of the Manager as at June 30, 2024, and December 31, 2023 and for the six months ended June 30, 2024 and 2023.
Recent Developments
On June 29, 2024, the Company acquired an approximately 11% interest in Pretium from AEL, a subsidiary of Brookfield Reinsurance for cash consideration of $351 million.

PART 8
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Policies, Estimates and Judgements of the Manager
The Manager prepares condensed consolidated financial statements in conformity with U.S. GAAP. The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported. Management believes that estimates utilized in the preparation of the condensed consolidated financial statements are presented fairly, in all material respects. Such estimates include those used in the valuation of investments and the measurement of deferred tax balances (including valuation allowances) and the determination of control or significant influence. Actual results could differ from those estimates and such differences could be material. The Manager believes the following critical accounting policies could potentially produce materially different results of the Manager, if underlying assumptions, estimates and/or judgments were to be changed. For a full description of accounting policies, see Note 2 “Summary of Significant Accounting Policies” of the Condensed Consolidated Financial Statements of the Manager as at June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023.
Estimates and Judgements of the Manager
Management is required to make critical judgements and estimates when applying its accounting policies.
There have been no changes in accounting policies since the publication of our annual report. For further information on accounting policies, including new and revised standards see our accounting policies contained in Note 2 of the 2023 audited consolidated financial statements.
Assessments and Changes in Internal Control over Financial Reporting
No change in our internal control over financial reporting occurred during the six months ended June 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART 9
BUSINESS ENVIRONMENT AND RISK DISCLOSURES
Quantitative and Qualitative Risk Disclosures
The Manager has limited activities and operations. The Manager’s exposure to market, foreign currency, interest rate and credit risk is driven by its equity interest in our asset management business. There have been no material changes to the Company’s financial risk exposure or risk management activities since December 31, 2023. Please refer to Part 9 of the December 31, 2023 MD&A for a detailed description of the Manager’s financial risk exposure and risk management activities.
Market Risk
The primary market risk exposure of our asset management business relates to its role as an asset manager of the publicly listed permanent capital vehicles and the sensitivity of base management fees earned from these affiliates due to movements in their underlying trading price. Specifically, with respect to the market risk related to base management fees earned based on the market capitalization of BEP, BIP and BBU.
Foreign Currency Risk
We have very limited exposure to foreign currency risk as a majority of our private funds are denominated in USD. This means that a majority of the base management fees and carried interest that we earn are paid in USD, irrespective of the local currency of our underlying investment base.
Interest Rate Risk
The Manager has interest rate exposure through balances held with affiliates and does not hold debt or term deposits with third parties. The Manager incurs interest expense on its revolving credit facility borrowings with the Asset Management Company. Interest expense on this balance is at a variable rate of interest.
The Asset Management Company has interest rate exposure through balances held with affiliates and does not hold debt or term deposits with third parties. The Asset Management Company earns interest income on its deposit balance with the Corporation and as the lender on the revolving credit facility it extends to the Manager. The Asset Management Company incurs interest expense on its revolving credit facility borrowings with the Corporation.
Credit Risk
Investors in our private funds make capital commitments to these vehicles via subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions as prescribed under these subscription agreements. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to deploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds. Given the diversity and creditworthiness of our over 2,300 clients, including some of the world’s largest institutional investors, sovereign wealth funds and pension plans, we are of the view that there is not a material credit risk present in our asset management business.

GLOSSARY OF TERMS
Unless otherwise specified, information provided in this Management's Discussion and Analysis (this “MD&A”) is as of June 30, 2024. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our” means our asset management business and the Manager, individually or collectively, where applicable, and the term “Corporation” means Brookfield Corporation and its subsidiaries (including the perpetual affiliates (as defined below)) other than the Asset Management Company (as defined below) and its subsidiaries and does not, for greater certainty, include the Manager, Brookfield Reinsurance (as defined below) or Oaktree and their affiliates. The term "Brookfield" means the Corporation, the Manager and the Asset Management Company, collectively. A full listing of the glossary of terms can be found in the Manager's 2023 annual report.
Unless the context suggests otherwise, references to:
•“AEL” means American Equity Investment Life Holding Company;
•“AEL Mandate” or “AEL Transaction” means the May 2, 2024 acquisition of AEL by Brookfield Reinsurance through its subsidiary American National Group LLC. We manage AEL insurance capital under an investment management agreement with AEL operating companies;
•“Arrangement” means the court approved plan of arrangement of the Corporation as a result of which (i) the shareholders of the Corporation, while retaining their shares of the Corporation, became shareholders of the Manager, which acquired a 25% interest in our asset management business through common shares of the Asset Management Company, and (ii) the Corporation changed its name from “Brookfield Asset Management Inc.” to “Brookfield Corporation”;
•“Asset Management Company” means Brookfield Asset Management ULC;
•“Asset Management Services Agreement” means the agreement dated November 8, 2022 between the Manager and the Asset Management Company to govern the provision of services by the Manager’s employees to the Asset Management Company on a cost recovery basis under a perpetual agreement, as further described in Note 1 “Organization” of the Condensed Consolidated Financial Statements of the Manager;
•“Assets Under Management” or “AUM” has the meaning ascribed thereto under Part 3 “Key Financial and Operating Measures”;
•“BBU” means Brookfield Business Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Business Corporation;
•“BEP” means Brookfield Renewable Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Renewable Corporation;
•“BIP” means Brookfield Infrastructure Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Infrastructure Corporation;
•“BPG” means Brookfield Property Group, including Brookfield Property Partners L.P. and the Corporation’s wholly owned real estate directly held entities;
•“Brookfield Reinsurance” means Brookfield Reinsurance Ltd.;
•“Class A Shares” means the class A limited voting shares in the capital of the Manager;
•“Class B Shares” means the class B limited voting shares in the capital of the Manager;
•“Corporation” means Brookfield Corporation and its subsidiaries (including the perpetual affiliates) other than the Asset Management Company and its subsidiaries and does not, for greater certainty, include the Manager, Brookfield Reinsurance or Oaktree and their subsidiaries;
•“Distributable Earnings” is intended to represent the earnings available for distribution to shareholders or to be reinvested by the Manager or the Asset Management Company, as applicable. Distributable Earnings of the Manager represent its share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. Distributable Earnings of the Asset Management Company is calculated as the sum of its Fee-Related Earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs;

•“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
•“Fee-Bearing Capital” has the meaning ascribed thereto under Part 3 “Key Financial and Operating Measures”;
•“Fee Revenues” has the meaning ascribed thereto under Part 3 “Key Financial and Operating Measures”;
•“managed assets” means the businesses, operations and other assets managed by the Corporation prior to completion of the Arrangement and to be managed by the Manager and our asset management business following completion of the Arrangement;
•“Manager” means Brookfield Asset Management Ltd. and its consolidated subsidiaries;
•“Manager Credit Facility” means the credit agreement dated November 8, 2022 between the Manager and the Asset Management Company, pursuant to which the Asset Management Company has provided a five-year revolving $500 million credit facility to the Manager, as further described under Part 7 “Liquidity and Capital Resources”;
•“mature fund” means manager funds which were already significantly deployed upon completion of the Arrangement;
•“MSOP” means the 2022 Management Share Option Plan of the Manager adopted on December 9, 2022;
•“new sponsored fund” or “new fund” means all manager funds launched on or after the date of the Arrangement;
•“NYSE” means the New York Stock Exchange;
•“Oaktree” means Oaktree Capital Management, L.P., together with its affiliates, Oaktree Capital II, L.P. General ("OCM II General"), Oaktree Capital II, L.P. Manager ("OCM II Manager"), Oaktree Capital II, L.P New Fund ("OCM II New Fund"), Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries;
•“our asset management business” means the global alternative asset management business previously carried on by the Corporation and its subsidiaries, which is owned approximately 73% by the Corporation and approximately 27% by the Manager through their ownership of common shares of the Asset Management Company;
•“parent” means Brookfield Corporation, unless otherwise indicated;
•“perpetual affiliates” means BEP, BIP, BBU and BPG;
•“Primary Wave” means our 35% economic interest in Primary Wave acquired on October 3, 2022;
•“Relationship Agreement” means the agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company to govern aspects of their relationship following the Arrangement, as further described under Note 1 “Organization” of the Condensed Consolidated Financial Statements of the Manager;
•“SEC” means the United States Securities and Exchange Commission;
•“SEDAR+” means the System for Electronic Data Analysis and Retrieval + at www.sedarplus.ca;
•“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator);
•“Transitional Services Agreement” means the agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company described under Note 1 “Organization” of the Condensed Consolidated Financial Statements of the Manager;
•“TSX” means the Toronto Stock Exchange;
•“U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.
•“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;
•“U.S. GAAP” means the accounting principles generally accepted in the United States; and
•“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS AT JUNE 30, 2024 AND DECEMBER 31, 2023 AND FOR THE PERIODS ENDED JUNE 30, 2024 AND 2023

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$10	$9
Due from affiliates	769	886
Other assets	76	40
Investment in Brookfield Asset Management ULC	3,330	2,270
Total assets	$4,185	$3,205

Liabilities
Accounts payable and accrued liabilities	$709	$859
Due to affiliates	216	261
Total liabilities	925	1,120

Equity
Common Stock:
Class A (unlimited authorized and 442,523,266 issued and 418,853,345 outstanding)	3,467	2,354
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (23,669,921 shares)	(651)	(649)
Additional paid-in-capital	529	403
Retained deficit	(119)	(35)
Accumulated other comprehensive income	3	3
Total common equity	3,229	2,076
Non-controlling interest	31	9
Total equity	3,260	2,085
Total liabilities, non-controlling interest and equity	$4,185	$3,205

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Operating recoveries	$48	$47	$192	$185

Expenses
Compensation and benefits	(47)	(37)	(126)	(122)
Other operating expense	(1)	—	(3)	—
Carried interest allocation compensation
Realized	(5)	(14)	(29)	(14)
Unrealized	2	1	(40)	(55)
Total carried interest allocation compensation	(3)	(13)	(69)	(69)
Interest expense	(3)	(2)	(8)	(3)
Total expenses	(54)	(52)	(206)	(194)
Share of income from Brookfield Asset Management ULC	130	114	240	243
Net income	$124	$109	$226	$234

Comprehensive income:
Net income	$124	$109	$226	$234
Other comprehensive income:
Share of other comprehensive income from Brookfield Asset Management ULC	—	4	—	4
Other comprehensive income	—	4	—	4
Comprehensive income	$124	$113	$226	$238

Earnings per share
Basic	$0.30	$0.28	$0.56	$0.59
Diluted	$0.30	$0.28	$0.55	$0.59

Weighted-average shares
Basic	409.1	392.1	399.3	393.5
Diluted	416.7	396.3	407.4	399.6

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.
	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained deficit	Accumulated other comprehensive income	Non-controlling interest	Total equity
Balance at March 31, 2024	390,674,689	21,280	$2,412	$(651)	$514	$(82)	$3	$31	$2,227
Net income	—	—	—	—	—	124	—	—	124
Share subscriptions	27,804,574	—	1,055	—	(2)	—	—	—	1,053
Acquisition of treasury shares, net	374,082	—	—	—	—	—	—	—	—
Contributions	—	—	—	—	17	—	—	—	17
Distributions	—	—	—	—	—	(161)	—	—	(161)
Balance at June 30, 2024	418,853,345	21,280	$3,467	$(651)	$529	$(119)	$3	$31	$3,260

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.
	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained earnings	Accumulated other comprehensive income	Non-controlling interest	Total equity
Balance at March 31, 2023	392,619,562	21,280	$2,411	$(482)	$374	$17	$—	$9	$2,329
Net income	—	—	—	—	—	109	—	—	109
Other comprehensive income	—	—	—	—	—	—	4	—	4
Share subscriptions	158,300	—	1	—	(1)	—	—	—	—
Acquisition of treasury shares, net	(1,116,900)	—	—	(35)	—	—	—	—	(35)
Contributions	—	—	—	—	10	—	—	—	10
Distributions	—	—	(56)	—	—	(127)	—	—	(183)
Balance at June 30, 2023	391,660,962	21,280	$2,356	$(517)	$383	$(1)	$4	$9	$2,234

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.
	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained deficit	Accumulated other comprehensive income	Non-controlling interest	Total equity
Balance at December 31, 2023	388,733,466	21,280	$2,354	$(649)	$403	$(35)	$3	$9	$2,085
Net income	—	—	—	—	—	226	—	—	226
Share subscriptions	29,497,013	—	1,113	—	(4)	—	—	—	1,109
Acquisition of treasury shares, net	622,866	—	—	(2)	—	—	—	—	(2)
Contributions	—	—	—	—	130	—	—	22	152
Distributions	—	—	—	—	—	(310)	—	—	(310)
Balance at June 30, 2024	418,853,345	21,280	$3,467	$(651)	$529	$(119)	$3	$31	$3,260

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.
	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained earnings	Accumulated other comprehensive income	Non-controlling interest	Total equity
Balance at December 31, 2022	396,154,728	21,280	$2,410	$(330)	$278	$19	$—	$—	$2,377
Net income	—	—	—	—	—	234	—	—	234
Other comprehensive income	—	—	—	—	—	—	4	—	4
Share subscriptions	373,344	—	2	—	(2)	—	—	—	—
Acquisition of treasury shares, net	(4,867,110)	—	—	(187)	—	—	—	—	(187)
Contributions	—	—	—	—	107	—	—	9	116
Distributions	—	—	(56)	—	—	(254)	—	—	(310)
Balance at June 30, 2023	391,660,962	21,280	$2,356	$(517)	$383	$(1)	$4	$9	$2,234

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Operating activities
Net income	$124	$109	$226	$234
Non-cash adjustments:
Share of income from Brookfield Asset Management ULC, net of dividends received	38	17	83	20
Stock-based equity awards	—	1	2	2
Other working capital and non-cash operating items	(3)	7	(7)	10
	159	134	304	266
Investing activities
Purchase of other assets	(1)	—	(39)	(41)
	(1)	—	(39)	(41)
Financing activities
Distributions paid to common stockholders	(161)	(127)	(310)	(254)
Prepayment from affiliates	57	—	94	104
Share (repurchases) subscriptions	—	(36)	2	(188)
Change in due to affiliates	(53)	29	(50)	124
	(157)	(134)	(264)	(214)
Cash and cash equivalents
Change in cash and cash equivalents	1	—	1	11
Balance, beginning of period	9	12	9	1
Balance, end of period	$10	$12	$10	$12

Supplemental cash flow disclosures
Other working capital and non-cash operating items
Accounts payable and other	$(13)	$(107)	$(179)	$(15)
Due from affiliates	13	65	168	(28)
Due to affiliates	(2)	39	2	41
Other non-cash operating items	(1)	10	2	12
	$(3)	$7	$(7)	$10

Interest paid	$3	$2	$8	$3

BROOKFIELD ASSET MANAGEMENT LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.    ORGANIZATION
Brookfield Asset Management Ltd. (the “Manager”), through its investment in Brookfield Asset Management ULC (“asset management business” or the “Company”) is an alternative asset manager. The Manager is listed on the New York and Toronto stock exchanges under the symbol BAM. The Manager was incorporated on July 4, 2022 and its head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
On December 9, 2022, Brookfield Corporation (the "Corporation") completed the spin-off of 25% of its interest in Brookfield Asset Management ULC (the "Arrangement"). The Manager was incorporated for the purpose of holding a 25% interest in Brookfield Asset Management ULC and to facilitate the Arrangement. As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to Brookfield Asset Management ULC. The contribution of these entities was considered a common control transaction and was measured at historical cost. Further, the Corporation contributed a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager to the Corporation’s shareholders at that time on a pro-rata basis.
The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:
•The Asset Management Services Agreement (the "AMSA") under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis. Most of the Manager's employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Operating Recoveries accounting policy in Note 2;
•The Transitional Services Agreement (the "TSA") pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and
•The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Operating Recoveries accounting policy in Note 2.
On May 2, 2024, Brookfield Reinsurance completed the acquisition of the remaining outstanding common stock of American Equity Investment Life Holding Company ("AEL") that it did not already own. In connection with the transaction, the Manager issued approximately 28.8 million Class A limited voting shares totaling consideration of $1.1 billion to the Corporation in exchange for 28.8 million common shares of the Asset Management Company (the "AEL Mandate"). The AEL Mandate was non-dilutive to BAM Ltd. shareholders and increased the Manager's ownership in the Asset Management Company from approximately 25% to approximately 27%. This incremental ownership in the Asset Management Company was reflected in our earnings in the period.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited Condensed Consolidated Financial Statements of the Manager have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and are presented in U.S. Dollars. The Condensed Consolidated Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements included in the Manager's annual report for the year ended December 31, 2023.
The preparation of the Condensed Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated Financial Statements are reasonable. Such estimates include those used in the valuation of investments and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.
Certain of the comparative figures have been reclassified to conform to the Condensed Consolidated Financial Statement presentation adopted in the current year.
Consolidation
The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and upon events warranting reconsideration. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary, and management will re-evaluate its assessment as or when such events occur. As at June 30, 2024, the Manager is not the primary beneficiary of any VIE.
All intercompany balances and transactions have been eliminated on consolidation.
Cash and Cash Equivalents
Cash and cash equivalents represent cash on hand and cash held in banks. Interest income from cash and cash equivalents is recorded in the Condensed Consolidated Statement of Comprehensive Income.
Equity Method Investments
Investments in which the Manager is deemed to exert significant influence, but does not have a controlling financial interest are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.
The carrying value of equity method investments is determined based on amounts invested by the Company, adjusted for the share of earnings or losses of the investee allocated based on the relevant agreements, less distributions received. Under the equity method of accounting, the Manager's share of earnings from equity investments is included in the share of income from equity method investments in the Condensed Consolidated Statement of Comprehensive Income. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.
When the Manager acquires an additional interest in an existing equity method investment, resulting in a step-up in basis, the difference between the purchase price and the Manager's proportionate share of the book value of the investee’s net assets is identified and allocated to the fair value of the identifiable assets and liabilities of the investee at the acquisition date. The excess of the purchase price over the book value of the net assets acquired is allocated to intangible assets and goodwill. The basis difference is generally amortized over the remaining useful lives of the intangible assets, while any amount allocated to goodwill is not amortized but is tested for impairment annually. The amortization of the basis difference affects the Manager’s share of the investee’s net income or loss and is included in the "Share of income from Brookfield Asset Management ULC" line item in the Condensed Consolidated Statement of Comprehensive Income. The amortization periods for the intangible assets to which the basis difference is allocated are consistent with the estimated useful lives of those assets. For interim reporting purposes, the effects of the basis difference amortization are recognized proportionately over the interim periods within the fiscal year.
Refer to Note 3 for further details of the Manager's equity method investments.

Operating Recoveries
Operating Recoveries arise from the AMSA between the Manager and Brookfield Asset Management ULC and the Relationship Agreement between the Manager, Brookfield Asset Management ULC and the Corporation.
Under the AMSA, recoveries are recognized on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Income generated under the AMSA relating to these services is recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income on a gross basis as and when the services are performed by the Manager.
Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these awards is recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income on a gross basis.
Certain liabilities classified as share-based awards covered by the AMSA and the Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the share-based award liability, the Corporation and Brookfield Asset Management ULC will reimburse the Manager while conversely, where the revaluation results in a decrease in the share-based award liability, the Manager will be responsible for refunding the difference to the Corporation and Brookfield Asset Management ULC.
Under the TSA, the Manager is responsible for the costs of transitional services provided by Brookfield Asset Management ULC and the Corporation. Such costs are recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income when services are performed.
To the extent that Brookfield Asset Management ULC makes payments to the Manager under the AMSA for share-based awards before they vest, such prepayments are recognized by the Manager as deferred income included in Accounts payable and accrued liabilities on the Condensed Consolidated Balance Sheets.
Compensation and Benefits
Compensation consists of (a) salary and bonus, and benefits paid and payable to employees and (b) share-based compensation associated with the grants of share-based awards to employees of the Manager. Compensation costs relating to the issuance of share-based awards to senior management and employees of the Manager is accounted for in accordance with ASC 718, Compensation - Stock Compensation, which measures the equity-classified awards at fair value on the grant date and expenses the awards over the vesting period. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period, with forfeitures recognized as they occur.
In the normal course of business, the Manager issues share-based compensation awards to employees of Brookfield Asset Management ULC. Such awards are accounted for as awards issued to employees of equity method investees under ASC 323 Investments – Equity Method and Joint Ventures. As the awards vest, the Manager recognizes the entire cost of the awards as an expense included in share of income from equity method investments, as no proportionate funding by the other investors occurs and the Manager does not receive any increase in its relative ownership percentage of Brookfield Asset Management ULC. However, the cost associated with the Manager’s ownership interest is recognized when the Manager recognizes its share of Brookfield Asset Management ULC’s earnings. Brookfield Asset Management ULC reimburses the Manager for such awards, which the Manager recognizes as income included in share of income from equity method investments in the same period as the associated cost of the awards. As such, this arrangement with Brookfield Asset Management ULC has no net impact on the Manager’s Condensed Consolidated Statement of Comprehensive Income. To the extent that Brookfield Asset Management ULC reimburses the Manager for such awards before they vest, the Manager recognizes the reimbursement in additional paid-in capital.
Refer to Note 5 for further details of the Manager's share-based compensation.
Carried Interest Compensation Expense
Carried interest is performance-based compensation associated with realized or unrealized carried interest earned on the performance of investments on a fund-by-fund basis. Employees of the Manager earn carried interest compensation which is subject to both positive and negative adjustments and recoverable from Brookfield Asset Management ULC and the Corporation under the terms of the ASMA and the Relationship Agreement.

Related Parties
In the normal course of operations, the Manager enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Manager and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by equity method investments are not eliminated on consolidation. See Note 7 for further detail.
Dividends
Dividends are reflected in the Condensed Consolidated Financial Statements when declared.
Earnings per Share
The Manager uses the two class method to calculate basic and diluted net income per share. Earnings for each period are allocated to participating securities based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. Undistributed losses are not allocated to participating securities that do not have a contractual obligation to share in losses.
Diluted net income per share reflects the impact of dilutive instruments, which are generally determined using the treasury stock method. For potentially dilutive instruments that are also participating securities, the treasury stock method or the two-class method, whichever, produces the more diluted result, is used to determine diluted net income per share.
Other Assets
Other assets include options to acquire shares of the Company. The Manager has elected the measurement alternative for equity investments without readily determinable fair values to be measured at cost minus accumulated impairment, if any. The carrying amount of these investments as of June 30, 2024 was $76 million. For the six months ended June 30, 2024, there has been no downward or upward adjustments made to the carrying amount of these investments due to impairment or observable price changes in orderly transactions for identical or similar investment of the same issuer.
3.    INVESTMENTS
The Manager has a variable interest in the Company, an unconsolidated VIE. It has been determined that the Manager is not the primary beneficiary mainly due to its lack of power to unilaterally make decisions about the activities that most significantly impact the VIE’s returns. The Manager accounts for its interest in Brookfield Asset Management ULC using the equity method of accounting as it has significant influence from its approximate 27% (2023 - 25%) equity interest and its ability to appoint two of four directors on the VIE’s board.
During the six months ended June 30, 2024, the Manager issued 28,803,599 Class A limited voting shares for consideration of $1.1 billion to the Corporation in exchange for 28,803,599 shares of the Asset Management Company. This transaction increased the Manager's ownership interest in the Company to approximately 27%. The Manager accounted for the step-up in basis by allocating the excess of the purchase price over the proportionate share of the book value of the net assets acquired. The excess basis was allocated to the identifiable assets and liabilities of the Company.
Additionally, during the six months ended June 30, 2024, the Manager acquired preferred shares of a subsidiary of the asset management business valued at $46 million in exchange for common shares of the Asset Management Company.
The summarized financial information and results of the Manager’s equity method investment in Brookfield Asset Management ULC are outlined in the tables below:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Cash	$1,931	$2,667
Investments	8,276	7,522
Assets	14,147	14,290
Liabilities	2,945	2,825
Preferred shares redeemable non-controlling interest	2,225	2,166
Equity	8,977	9,299
As of June 30, 2024, the carrying value of the equity method investment was equal to the Manager’s interest in the Company’s underlying net assets.

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2024	2023	2024	2023
Revenues	$916	$985	$1,800	$2,039
Expenses	(333)	(350)	(781)	(816)
Net income	518	580	891	1,096
Net loss (income) attributable to preferred shares redeemable non-controlling interest	6	(90)	101	(71)
Net (income) attributable to non-controlling interest	(29)	(35)	(56)	(54)
Net income attributable to the common stockholders	495	455	936	971
For the three and six months ended June 30, 2024, the Manager’s share of net income from the Company was $130 million (2023 - $114 million) and $240 million (2023 - $243 million), respectively. For the three and six months ended June 30, 2024, the Manager received cash distributions from the Company of $166 million (2023 - $131 million) and $321 million (2023 - $263 million), respectively.
The assets and liabilities recognized in the Manager’s Condensed Consolidated Balance Sheet as of June 30, 2024 and December 31, 2023, related to its maximum exposure to the loss of the Company as an unconsolidated VIE, are as follows:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Investments	$3,330	$2,270
Due from affiliates	156	394
VIE related assets	3,486	2,664
Accounts payable	709	859
Due to affiliates	209	256
Maximum exposure to loss	$4,404	$3,779
The Manager has not provided financial or other support to the Company during the periods presented above.
4.    INCOME TAXES
The Manager’s Canadian statutory income tax rate has remained consistent at 27% during the three months ended June 30, 2024 and 2023.
As of June 30, 2024 and December 31, 2023, the Manager did not have any material unrecognized tax benefits related to uncertain tax positions.
The Manager files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of June 30, 2024, no tax returns were currently under examination.
5.    SHARE-BASED COMPENSATION
The Manager, the Asset Management Company, and the Corporation have granted share-based compensation awards to certain employees and directors of the Manager, under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.
During the three months ended June 30, 2024, no stock options were issued. During the six months ended June 30, 2024, the Manager granted 6.1 million (2023 - 7.9 million) stock options at a weighted average exercise price of $40.07 (2023 - $35.13). The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term (2023 - 7.5 year term), 29.2% volatility (2023 - 28.5%), a weighted average expected dividend yield of 4.8% annually (2023 - 4.6%), a risk-free rate of 4.2% (2023 - 3.9%) and a liquidity discount of 25% (2023 - 25%), with a fair value of $6.12 per unit (2023 - $5.26). The total fair value of the options granted was $37.5 million (2023 - $41.3 million).

During the three and six months ended June 30, 2024 the Manager did not grant any escrowed shares. In the prior period, the manager granted 4.8 million escrowed shares at a weighted average exercise price of $35.13. The compensation expense for the period ended June 30, 2023, was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.5% volatility, a weighted average expected dividend yield of 4.6% annually, a risk-free rate of 3.9% and a liquidity discount of 25%, with a fair value of $5.26 per unit. The total fair value of the escrowed shares granted was $25.2 million.
The expenses of the share-based compensation are recognized on the financial statements of the Manager and are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	2024	2023	2024	2023
Expense arising from equity classified share-based payment transactions:
Management Share Option Plan	$1	$3	$5	$5
Escrowed Stock Plan	11	5	22	10
Restricted Stock Plan	3	1	4	3
	$15	$9	$31	$18

(Recovery) expense arising from cash-settled share-based payment transactions
Deferred Share Unit Plan	$(5)	$3	$17	$19
Restricted Share Unit Plan	—	2	5	8
	$(5)	$5	$22	$27
Management Share Option Plan
The Manager recognizes any awards associated with the existing Equity Plans for its employees irrespective of whether the awards were granted by the Corporation or the Manager. Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date.
For the three and six months ended June 30, 2024, the total expense incurred by the Manager with respect to MSOP totaled $1 million and $5 million, respectively (2023 - $3 million and $5 million).
Escrowed Stock Plan
The Escrowed Stock ("ES") shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the market value of the respective Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the Manager.
For the three and six months ended June 30, 2024, the total expense incurred with respect to the ES Plan totaled $11 million and $22 million, respectively (2023 - $5 million and $10 million).
Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
Compensation expense recognized for the three and six months ended June 30, 2024 was $3 million and $4 million, respectively (2023 - $1 million and $3 million).

Deferred Share Unit Plan
The Deferred Share Unit ("DSU") Plan provides for the issuance of DSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs vest over periods of up to five years, and accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares of the Manager at the time of the dividend. Participants may convert vested DSUs into cash upon retirement or cessation of employment.
The value of these DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The fair value of the vested DSUs as at June 30, 2024 was $348 million (December 31, 2023 – $336 million).
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. As these awards are classified as liabilities, the amount payable in respect of vested DSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For awards issued as part of the Arrangement, the mark-to-market movement in the awards is recoverable from the Asset Management Company. For the three and six months ended June 30, 2024, employee compensation (recovery)/expense totaled $(5) million and $17 million, respectively (2023 - $3 million and $19 million ), due to a change in the underlying share price.
Restricted Share Unit Plan
The Restricted Share Unit ("RSU") Plan provides for the issuance of RSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of RSUs. The RSUs vest over periods of up to five years. Participants may convert vested RSUs into cash upon retirement or cessation of employment.
The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted. Employee compensation expense for these plans is charged against income over the vesting period of the RSUs. As these awards are liability classified, the amount payable in respect of vested RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For awards issued as part of the Arrangement, the mark-to-market movement in the awards is recoverable from the Asset Management Company.
During the six months ended June 30, 2024 the RSU Plan was settled and all participating Manager employees and directors received a cash settlement equal to the liability at the date of settlement. As the RSU Plan was a plan of the Corporation, all costs associated with settlement were reimbursed by the Corporation. As the RSUs have been settled, the fair value is $nil as at June 30, 2024 (December 31, 2023 – $195 million).
For the three and six months ended June 30, 2024, employee compensation expense totaled $nil and $5 million, respectively (2023 - $2 million and $8 million), due to the change in the underlying share price.

6.    EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The Manager applies the two-class method in calculating earnings per share for each of its two classes of shares and participating securities, based on their pro-rata share of earnings. Class A shares held under the ES Plans in one or more private wholly owned subsidiaries of the Manager are classified as treasury shares and have been excluded from the calculation of earnings per share. The Manager has certain dilutive securities relating to outstanding restricted stock and options held by employees and non-employees and have been reflected accordingly in diluted earnings per share figures. Basic and diluted net income per share of common stock for the three and six months ended June 30, 2024 and 2023 was calculated as follows:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024		2024
	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Numerator
Net income	$123	$—	$224	$—
Denominator
Weighted average of common stock outstanding - basic	409.1	—	399.3	—
Dilutive effect of conversion of options and escrowed shares using treasury stock method	7.6	—	8.1	—
Weighted average of common stock outstanding - diluted	416.7	—	407.4	—
Net Income per Share
Earnings per share - basic	$0.30	$0.29	$0.56	$0.55
Earnings per share - diluted	$0.30	$0.29	$0.55	$0.55
The following weighted average potentially dilutive securities were evaluated under the treasury stock method for potentially dilutive effects and have been excluded in the above computation of diluted net income per share attributable to common shareholders for the period presented due to their anti-dilutive effect:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Management stock options of the Manager	7.0	10.6	4.9	7.8
Escrow shares of the Manager	4.9	4.9	4.9	3.7
Total	11.9	15.5	9.8	11.5
7.    RELATED PARTY TRANSACTIONS
In the normal course of business, the Manager enters into transactions with related parties by recovering or bearing the cost of certain employee compensation with the Corporation and Brookfield Asset Management ULC and by borrowing on its $500 million credit facility with Brookfield Asset Management ULC to fund short-term working capital requirements.
Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC on a cost recovery basis. For the three months and six months ended June 30, 2024, under this arrangement the Manager has recognized $34 million (2023 - $36 million) and $80 million (2023 - $87 million), respectively, in Operating Recoveries. In addition, for the three months and six months ended June 30, 2024, the Manager recovered $2 million (2023 - $1 million) and $7 million (2023- $2 million), respectively, in unrealized carried interest compensation expense from the asset management business.
As outlined in the Relationship Agreement, the Corporation is responsible for the share-based awards issued by the Corporation, some of which are subject to revaluation at each balance sheet date and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. For the three months and six months ended June 30, 2024, the Manager has recognized Operating Recoveries of $1 million (2023 - $19 million) and $95 million (2023 - $100 million), respectively.
Under the TSA, Brookfield Asset Management ULC will provide the Corporation and the Manager certain services to support day-to-day corporate activities on a transitional basis. For services provided to the Manager, costs are recorded on a gross basis in the Consolidated Statement of Comprehensive Income. For the three months and six months ended June 30, 2024, the Manager has recognized $nil (2023 - $nil) and less than $1 million (2023 - $nil), respectively, in the Consolidated Statement of Comprehensive Income under this arrangement.
For the three months and six months ended June 30, 2024, the Manager received from Brookfield Asset Management ULC prepayments under the AMSA for share-based compensation of $nil (2023 - $nil) and $15 million (2023 - $15 million), respectively, which represent deferred income and has been included in Accounts payable and accrued liabilities. For the three months and six months ended June 30, 2024 the Manager received from Brookfield Asset Management ULC advanced reimbursements for Manager share-based awards issued to employees of Brookfield Asset Management ULC of $nil (2023 - $nil) and $79 million (2023 - $88 million), respectively, which has been recorded in additional paid-in capital.
Due from affiliates and Due to affiliates consisted of the following:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Due from Affiliates
Receivables related to share and cash-based compensation	$705	$824
Other transactions with related parties	64	62
	$769	$886

Due to Affiliates
Borrowings on short-term credit facility	$206	$256
Other transactions with related parties	10	5
	$216	$261
In addition, the Manager owns options to acquire Brookfield Asset Management ULC’s shares. These options track certain options issued under our Management Share Option Plan and are automatically exercised at the same time and the same exercise prices as the tracked Manager options. As of June 30, 2024, the carrying amount of these options is $76 million (2023 - $40 million) and is included in other assets on the Condensed Consolidated Balance Sheets.
8.    COMMITMENTS AND CONTINGENCIES
Guarantees
The Manager may from time to time enter into guarantees in respect of certain co-investments in which there is carried interest. The amount guaranteed is up to the carry amount paid to the general partners of the respective funds, net of taxes. In the event that the general partners default on their carry clawback obligations, the Manager will make payments under the guarantees. As at June 30, 2024, the Manager has not recognized any liabilities with respect to such guarantees as no carry has been paid in the relevant funds.
Litigation
The Manager may from time to time be involved in litigation and claims incidental to the conduct of its business. The Manager’s business is also subject to extensive regulation, which may result in regulatory proceedings against the company. As of June 30, 2024, there is no outstanding litigation.
The Manager accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Manager does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.
9.    SUBSEQUENT EVENTS
On August 6, 2024, the Board of the Manager declared a quarterly dividend of $0.38 per share, payable on September 27, 2024 to shareholders of record as at the close of business on August 30, 2024.

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)
AS AT JUNE 30, 2024 AND DECEMBER 31, 2023 AND FOR THE PERIODS ENDED JUNE 30, 2024 AND 2023

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$1,931	$2,667
Accounts receivable and other	562	588
Due from affiliates	2,358	2,504
Investments	8,276	7,522
Deferred income tax assets	657	643
Other assets	363	366
Total assets	$14,147	$14,290

Liabilities
Accounts payable and other	$1,899	$1,799
Due to affiliates	997	986
Deferred income tax liabilities	49	40
Total liabilities	2,945	2,825

Preferred shares redeemable non-controlling interest	2,225	2,166

Equity
Common shares:
Common shares (unlimited authorized and 1,635,372,936 issued and 1,630,618,984 outstanding)	9,016	9,014
Common shares held in treasury (4,778,300 shares)	(90)	—
Retained deficit	(481)	(178)
Accumulated other comprehensive income	165	168
Additional paid-in capital	123	122
Total common equity	8,733	9,126
Non-controlling interest	244	173
Total equity	8,977	9,299
Total liabilities, redeemable non-controlling interest and equity	$14,147	$14,290

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Revenues
Base management and advisory fees	$821	$770	$1,607	$1,561
Investment income
Carried interest allocations
Realized	—	1	11	32
Unrealized	55	113	(79)	141
Total investment income	55	114	(68)	173
Interest and dividend revenue	36	40	83	83
Other revenues	4	61	178	222
Total revenues	916	985	1,800	2,039
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(277)	(258)	(552)	(557)
Other operating expenses	(78)	(78)	(154)	(148)
General, administrative and other	(13)	(12)	(22)	(19)
Total compensation, operating, and general and administrative expenses	(368)	(348)	(728)	(724)
Carried interest allocation compensation
Realized	(24)	(14)	(47)	(14)
Unrealized	64	17	3	(71)
Total carried interest allocation compensation	40	3	(44)	(85)
Interest expense	(5)	(5)	(9)	(7)
Total expenses	(333)	(350)	(781)	(816)
Other income (expenses), net	24	72	(48)	50
Share of income from equity accounted investments	53	29	133	72
Income before taxes	660	736	1,104	1,345
Income tax expense	(142)	(156)	(213)	(249)
Net income	518	580	891	1,096
Net (income) loss attributable to:
Preferred shares redeemable non-controlling interest	6	(90)	101	(71)
Non-controlling interest	(29)	(35)	(56)	(54)
Net income attributable to the common stockholders	$495	$455	$936	$971

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Net income	$518	$580	$891	$1,096
Currency translation	(1)	7	(3)	13
Comprehensive income	517	587	888	1,109
Comprehensive loss (income) loss attributable to:
Preferred share redeemable non-controlling interest	6	(90)	101	(71)
Non-controlling interest	(29)	(35)	(56)	(54)
Comprehensive income attributable to common stockholders	$494	$462	$933	$984

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)
	Common Shares of Brookfield Asset Management ULC	Common shares	Common shares held in treasury	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income	Total common equity	Non-controlling interest	Total equity
Balance at March 31, 2024	1,630,594,636	$9,015	$(90)	$67	$(362)	$166	$8,796	$219	$9,015
Net income	—	—	—	—	495	—	495	29	524
Other comprehensive income	—	—	—	—	—	(1)	(1)	—	(1)
Share subscriptions	24,348	1	—	—	—	—	1	—	1
Acquisition of treasury shares	—	—	—	—	—	—	—	—	—
Contributions	—	—	—	56	5	—	61	—	61
Distributions	—	—	—	—	(619)	—	(619)	(4)	(623)
Balance at June 30, 2024	1,630,618,984	$9,016	$(90)	$123	$(481)	$165	$8,733	$244	$8,977

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)
	Common Shares of Brookfield Asset Management ULC	Common shares	Common shares held in treasury	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total common equity	Non-controlling interest	Total equity
Balance at March 31, 2023	1,635,327,858	$9,242	$—	$32	$72	$159	$9,505	$156	$9,661
Net income	—	—	—	—	455	—	455	35	490
Other comprehensive income	—	—	—	—	—	7	7	—	7
Contributions	—	—	—	33	—	—	33	—	33
Distributions	—	(229)	—	—	(524)	—	(753)	—	(753)
Balance at June 30, 2023	1,635,327,858	$9,013	$—	$65	$3	$166	$9,247	$191	$9,438

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)
	Common Shares of Brookfield Asset Management ULC	Common shares	Common shares held in treasury	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income	Total common equity	Non-controlling interest	Total equity
Balance at December 31, 2023	1,635,349,629	$9,014	$—	$122	$(178)	$168	$9,126	$173	$9,299
Net income	—	—	—	—	936	—	936	56	992
Other comprehensive income	—	—	—	—	—	(3)	(3)	—	(3)
Share subscriptions	47,655	2	—	—	—	—	2	—	2
Acquisition of treasury shares	(4,778,300)	—	(90)	—	—	—	(90)	—	(90)
Contributions	—	—	—	1	—	—	1	19	20
Distributions	—	—	—	—	(1,239)	—	(1,239)	(4)	(1,243)
Balance at June 30, 2024	1,630,618,984	$9,016	$(90)	$123	$(481)	$165	$8,733	$244	$8,977

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)
	Common Shares of Brookfield Asset Management ULC	Common shares	Common shares held in treasury	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total common equity	Non-controlling interest	Total equity
Balance at December 31, 2022	1,635,327,858	$9,271	$—	$—	$84	$153	$9,508	$98	$9,606
Net income	—	—	—	—	971	—	971	54	1,025
Other comprehensive income	—	—	—	—	—	13	13	—	13
Contributions	—	—	—	65	—	—	65	10	75
Distributions	—	(229)	—	—	(1,052)	—	(1,281)	—	(1,281)
Transfer of interest	—	(29)	—	—	—	—	(29)	29	—
Balance at June 30, 2023	1,635,327,858	$9,013	$—	$65	$3	$166	$9,247	$191	$9,438

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Operating activities
Net income	$518	$580	$891	$1,096
Other (income) expenses, net	(30)	(103)	24	(242)
Share of income from equity method investments, net of cash dividends	8	17	(16)	14
Depreciation and amortization	3	3	7	7
Deferred income taxes	62	22	91	79
Stock-based equity awards	19	24	39	115
Unrealized carried interest allocation, net	(119)	(130)	76	(70)
Other working capital and non-cash operating items	(68)	113	(203)	(512)
	393	526	909	487
Investing activities
Acquisitions
Property, plant and equipment	—	(3)	(3)	(4)
Equity accounted investments	(391)	(239)	(391)	(243)
Financial assets	(124)	(1)	(124)	(1)
Dispositions and distributions received
Financial assets	10	11	10	11
Repayments (advances) from related parties	53	(29)	50	(124)
	(452)	(261)	(458)	(361)
Financing activities
Contributions from parent	56	1	56	1
Distributions to common stockholders	(619)	(524)	(1,239)	(1,052)
Preferred equity issuances	—	63	—	63
Issuance of tracking option	—	—	37	41
(Repayment) issuance of related party loans	—	(39)	5	194
Distributions to non-controlling and redeemable non-controlling interests	(40)	—	(42)	—
	(603)	(499)	(1,183)	(753)
Cash and cash equivalents
Change in cash and cash equivalents	(662)	(234)	(732)	(627)
Effect of exchange rate changes on cash and cash equivalents	(1)	—	(4)	—
Balance, beginning of period	2,594	3,152	2,667	3,545
Balance, end of period	$1,931	$2,918	$1,931	$2,918

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Supplemental cash flow disclosures
Other working capital and non-cash operating items
Accounts receivable and other	$(6)	$89	$11	$(46)
Accounts payable and other	(33)	(242)	(250)	(269)
Due from affiliates	98	355	144	(8)
Due to affiliates	(125)	106	(132)	79
Other non-cash operating items	(2)	34	24	(39)
	$(68)	$342	$(203)	$(283)

Income taxes paid	$107	$59	$194	$140
Interest paid	5	—	9	2
Investing activities
Non-cash investing activities	351	—	351	—
Financing activities
Non-cash distribution	—	229	—	229

BROOKFIELD ASSET MANAGEMENT ULC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.    ORGANIZATION
The Company was formed on July 4, 2022 as an unlimited liability company under, and governed by, the laws of British Columbia. The registered office of the company is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
On May 12, 2022, Brookfield Corporation (the “Corporation”) announced that it would separately list and distribute to its shareholders a 25% interest in its asset management business. The transaction was completed on December 9, 2022 by way of an arrangement agreement (the “Arrangement”), which resulted in the transfer of the Corporation's historical asset management business into the newly incorporated Brookfield Asset Management ULC ("our asset management business"). On completion of the Arrangement, the Corporation transferred a 25% interest in Brookfield Asset Management ULC to Brookfield Asset Management Ltd. (the “Manager”).
References in these financial statements to “us,” “we,” “our” or “the Company” refer to our asset management business and its direct and indirect subsidiaries and consolidated entities. Brookfield Asset Management ULC's asset management business focuses on renewable power and transition, infrastructure, real estate, private equity, and credit, operating in various markets globally.
The Company entered into several agreements and arrangements resulting from the Arrangement, among which include:
•The Asset Management Services Agreement (the "AMSA") under which the Manager provides the services of its employees and its Chief Executive Officer to the Company who in turn pays the Manager for the services of these individuals on a cost recovery basis. Most of the Manager's employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to the Company which include investment, corporate and other services. In addition, at the request of the Company, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Other Revenues accounting policy in Note 2;
•The Transitional Services Agreement (the "TSA") pursuant to which the Company provides the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities. The transitional services are provided, at cost, for a period of three years from December 9, 2022, unless extended by mutual agreement. The Company also provides to the Corporation, as required from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and
•The Relationship Agreement under which (i) carried interest generated by our asset management business is allocated to the Corporation at 100% with respect to mature funds and at 33.3% with respect to current funds, new funds and open-ended funds, through the Company’s non-controlling interest and redeemable preferred shares non-controlling interest held by the Corporation, and (ii) certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Other Revenues accounting policy in Note 2.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited Condensed Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. The Condensed Consolidated Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.
These Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements included in the Manager's annual report for the year ended December 31, 2023.

Certain of the comparative figures have been reclassified to conform to the Condensed Consolidated Financial Statement presentation adopted in the current year.
Use of Estimates
The preparation of the Condensed Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated Financial Statements are reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances), accrued carried interest, incentive distributions and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.
Consolidation
The Company consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion upon certain events. In determining whether the Company is the primary beneficiary, the Company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the Company. Assets of a consolidated VIE can only be used to settle obligations of the consolidated VIE and creditors and other beneficial interest holders do not have recourse to the Company with respect to liabilities of its consolidated VIEs. The Company’s other disclosures regarding VIEs are discussed in Note 4.
All intercompany balances and transactions have been eliminated on consolidation.
Redeemable Preferred Shares Non-Controlling Interest
Upon completion of the Arrangement, the Company issued various special tracking preferred shares of subsidiaries of the Company (“Tracking Shares”) which provides the Corporation with a redemption right, upon a liquidation or redemption event, to receive a preferred amount equal to the fair value of carried interest entitlement from certain tracked assets, net of any compensation related costs. These returns are realized through the payment of cumulative dividends, as and when declared by the board of directors of the relevant Brookfield Asset Management ULC subsidiaries. These tracking shares are entitled to vote, together with the common shares owned indirectly by the Company, in respect of those subsidiaries. The tracking shares are presented as preferred share redeemable non-controlling interest within the Condensed Consolidated Balance Sheets, outside of permanent equity.
The first series of Tracking Shares issued by Brookfield U.S. Holdings Inc. ("BUSHI"), a subsidiary of the Company, provides the Corporation with economic interest equal to effectively 100% of the carried interest earned in mature funds. This series of Tracking Shares has a redemption clause whereby the issuer, whose board is controlled by the Corporation, may elect to redeem the tracking shares upon the tenth anniversary of issuance. While this series of tracking shares are not currently redeemable, the Company considers that it is probable that the instrument will become redeemable as the redemption requirement is only through passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period.
The second series of Tracking Shares issued by Brookfield Manager Holdings Ltd. ("BMHL") provides the Corporation with the economic interest equal to effectively a 33.3% share of similar distributions on open-ended funds. This series of Tracking Shares can only be redeemed upon exceptional circumstances that cause a materially adverse impact to the subsidiary. As the instrument is not currently redeemable and the Company considers such a triggering event to be remote and outside of the control of the entity, the relevant redeemable non-controlling interest recognized outside of permanent equity does not require remeasurement at each reporting period.
In addition to the Tracking Shares, BUSHI also has class B senior preferred shares and class B preferred shares outstanding as at June 30, 2024, all of which are held by the Corporation. The class B senior preferred shares entitle the holder to cumulative preferential cash dividends at $1.36375 per share per annum and are ranked senior to the BUSHI Tracking Shares, class B preferred shares and common shares. The class B senior preferred shares are redeemable by the issuer, whose board is controlled by the Corporation, upon the tenth anniversary of issuance at a redemption amount of $25 per share plus accrued and unpaid dividends. The class B preferred shares of BUSHI are redeemable at the option of both the holder and the issuer at a redemption amount of $25 per share plus declared and unpaid dividends, and title the holder to non-cumulative preferential cash dividends at 6.7% per annum on the redemption amount. These preferred shares are non-voting and rank junior to the class B senior preferred shares and the BUSHI Tracking Shares and senior to common shares of the entity. Due to the currently exercisable holder redemption option, these shares are presented as a part of preferred share redeemable non-controlling interest within the Company’s Condensed Consolidated Balance Sheet, outside of permanent equity and measured at their redemption amount plus any dividends declared and unpaid at each reporting date.
Additionally, the Company, as part of various equity based compensation arrangements, has issued class A preferred shares to the Corporation and the Manager. The shares rank junior to the Class B Senior Preferred, Class B senior preferred and Tracking Shares and are redeemable at the option of the holder and the issuer at a redemption amount of $25 per share plus accrued and unpaid dividends and these preferred shares are non-voting. Due to the currently exercisable holder redemption option, these shares are presented as a part of preferred share redeemable non-controlling interest within the Company’s Condensed Consolidated Balance Sheet, outside of permanent equity and measured at their redemption amount plus any dividends declared and unpaid at each reporting date.
The Company recognizes any change of the carrying amount of its preferred shares redeemable non-controlling interest in net (income) loss attributable to preferred share redeemable non-controlling interest in its Condensed Consolidated Statement of Operations.
Non-Controlling Interest
Upon completion of the Arrangement, the Company issued various classes of equity interests of the Company’s subsidiaries to the Corporation which have rights to priority distributions. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss.
Revenue Recognition
Revenue is measured based on the amount the Company expects to be entitled to under the contract with the customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in ASC 606. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The Company recognizes revenue when it transfers control of a product or service to a customer.
Revenues primarily consist of management and advisory fees, incentive fees (including incentive distributions and performance fees), investment income, interest and dividend revenue and other revenue.
Management and advisory fees — Management and advisory fees are comprised of base management fees and transaction, advisory and other fees and are accounted for as contracts with customers.
The Company earns base management fees from its customers at a fixed percentage of a calculation base which is typically committed capital or invested capital or net asset value. The Company identifies its customers on a fund-by-fund basis in accordance with the terms and circumstances of the individual fund. Generally, the customer is identified as the investor in its managed funds and investment vehicles, but for certain widely held funds or vehicles, the fund or vehicle itself may be identified as the customer. These customer contracts require the Company to provide investment management services over a period of time, which represents a performance obligation that the Company satisfies over time. Management fees are a form of variable consideration because the fees that the Company is entitled to vary based on fluctuations in the basis for the management fee. The amount recorded as revenue is generally determined at the end of the period because these management fees are payable on a regular basis (typically quarterly) and are not subject to claw back once paid.
Transaction, advisory and other fees are principally fees charged to the investors of funds indirectly through the managed funds and portfolio companies. These fees are based on a fixed percentage of enterprise value or equity value of pooled capital raised and are earned which generally coincides with when the capital is called. These fees are not tied to performance or ongoing investment management services, are not subject to claw back and are recorded in the period in which the related transaction closes.

Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date are included in Accounts receivable and other or Due from affiliates in the Condensed Consolidated Balance Sheets.
Incentive distributions — Incentive distributions are incentive payments to reward the Company for meeting or exceeding certain performance thresholds of managed entities. They are comprised of incentive distributions and performance fees.
Incentive distributions paid to us by our permanent capital vehicles are determined by contractual arrangements and represent a portion of distributions paid by the permanent capital vehicles above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates only if the predetermined hurdle has been achieved. They are not subject to claw back.
Incentive distributions will not be recognized until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved.
Performance fees — Performance fees are generated when the Company exceeds predetermined investment returns within Brookfield Business Partners L.P. ("BBU") and on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to claw back.
Accrued but unpaid incentive distributions and performance fees are recorded within Due from affiliates in the Condensed Consolidated Balance Sheets as of the reporting date.
Investment income (loss) — Investment income (loss) represents the unrealized and realized gains and losses on carried interest and movements in the fair value of the principal investments.
Carried interest is a performance fee arrangement in which the Company receives a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point, we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. At the end of each reporting period, the Company calculates the balance of accrued carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as accrued carried interest to reflect either (a) positive performance resulting in an increase in the accrued carried interest to the general partner or (b) negative performance that would cause the amount due to the Company to be less than the amount previously recognized as revenue, resulting in a negative adjustment to the accrued carried interest to the general partner. These adjustments are recorded in the Condensed Consolidated Statements of Operations as unrealized carried interest allocations in Investment income. In each scenario, it is necessary to calculate the accrued carried interest on cumulative results compared to the accrued carried interest recorded to date and make the required positive or negative adjustments. The Company ceases to record negative carried interest once previously accrued carried interest for such funds have been fully reversed. The Company is not obligated to pay guaranteed returns or hurdles, and therefore, cannot have negative carried interest over the life of a fund. Accrued carried interest as of the reporting date is reflected in Investments on the Condensed Consolidated Balance Sheets.
Carried interest is realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the preferred return or, in limited instances, after certain thresholds for return of capital are met. Carried interest is subject to claw back to the extent that the carried interest received to date exceeds the amount due to the Company based on cumulative results. The accrual for potential repayment of previously received carried interest would represent amounts previously paid to the Company that would need to be repaid if these funds accruing carry were to be liquidated based on the fair value of their underlying investments. This amount is estimated to be $nil for all periods presented and as a result no clawback provision has been recognized in these Condensed Consolidated Financial Statements.
Fair value gains (losses) on principal investments include the unrealized and realized gains and losses on the Company’s principal investments, including its investments in the funds that are not consolidated and receive pro-rata allocations and other principal investments. Income (loss) on principal investments is realized when the Company redeems all or a portion of its investment or when the Company receives cash income, such as dividends or distributions. Unrealized income (loss) on principal investments results from changes in the fair value of the underlying investment as well as the reversal of unrealized gain (loss) at the time an investment is realized.

Interest and dividend revenue — Interest and dividend revenue comprise primarily of interest and dividend income earned on principal investments not accounted for under the equity method held by the Company.
Other Revenues
Other Revenues arises from the AMSA between the Manager and the Company and the Relationship Agreement between the Manager, the Company, and the Corporation.
Under the AMSA, the Manager provides the services of its employees on a cost recovery basis. Expenses incurred under the AMSA relating to these services is recognized as Other Revenues in the Condensed Consolidated Statement of Operations on a gross basis as and when the services are performed by the Manager.
Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these instruments is recognized as Other Revenues in the Condensed Consolidated Statement of Operations on a gross basis as the instruments vest.
Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the share-based award liability, the Corporation and the Company will reimburse the Manager while conversely, where the revaluation results in a decrease in the share-based award liability, the Manager will be responsible for reimbursing the difference to the Corporation or the Company.
Fair Value of Financial Instruments
U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:
•Level I — Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments in Level I include listed equities and mutual funds with quoted prices. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
•Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.
•Level III — Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.
Level II Valuation Techniques
Financial instruments classified within Level II of the fair value hierarchy are comprised of certain equity securities.
The valuation techniques used to value financial instruments classified within Level II of the fair value hierarchy are as follows:
•Equity Securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, the Company may use certain information with respect to quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. The valuation of certain equity securities is based on an observable price for an identical security adjusted for the effect of a restriction that is embodied in the security.

Level III Valuation Techniques
In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments where little market activity may exist; management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.
Real estate investments — The Company uses both the discounted cash flow method or the direct capitalization method to value the real estate investments held in consolidated funds. Valuations may be derived by referencing observable valuation measures for comparable assets and recent market transactions, adjusted for asset specific factors. Where a discounted cash flow method is used, a terminal value is derived by referencing to a stabilized exit EBITDA and a capitalization rate.
Credit investments — The Company uses the discounted cash flow method to value credit investments that are not publicly traded or whose market prices are not readily available. The discounted cash flow method projects the expected cash flows of the debt instrument based on contractual terms and discounts such cash flows back to the valuation date using a market-based yield. The market-based yield is estimated using yields of similar publicly traded debt instruments, subject to a liquidity discount.
Derivatives
Derivative financial instruments under ASC 815, Derivative and Hedging are recognized on the Condensed Consolidated Balance Sheet at fair value with changes in fair value recognized in earnings.
Purchased or written options on equity interests of several of our equity method investments that do not meet the definition of a derivative are recognized on the Condensed Consolidated Balance Sheet on a gross basis as Other Assets or Other Liabilities within Accounts Receivable and Other or Accounts Payable and Other, respectively. These financial instruments are measured at fair value with changes in fair value recognized in Other income (expenses), net.
Investments
Investments include the Company’s ownership interests (typically general partner interests) in nonconsolidated funds which are accounted for as equity method investments.
Investments in which the Company is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting. The Company has significant influence over certain Brookfield funds in which it invests but does not consolidate which are accounted for under the equity method.
When the Company acquires an additional interest in an existing equity method investment, resulting in a step-up in basis, the difference between the purchase price and the Company's proportionate share of the book value of the investee’s net assets is identified and allocated to the fair value of the identifiable assets and liabilities of the investee at the acquisition date. The excess of the purchase price over the book value of the net assets acquired is allocated to intangible assets and goodwill. The basis difference is generally amortized over the remaining useful lives of the intangible assets, while any amount allocated to goodwill is not amortized but is tested for impairment annually. The amortization of the basis difference affects the Company’s share of the investee’s net income or loss and is included in the "Share of Income from Equity Accounted Investments" line item in the Condensed Consolidated Statement of Operations. The amortization periods for the intangible assets to which the basis difference is allocated are consistent with the estimated useful lives of those assets. For interim reporting purposes, the effects of the basis difference amortization are recognized proportionately over the interim periods within the fiscal year. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.
In cases where the Company’s equity method investments provide for a disproportionate allocation of the profits and losses, the Company’s share of earnings (losses) from equity method investments is determined using a balance sheet approach referred to as the hypothetical liquidation at book value (“HLBV”) method. Under the HLBV method, at the end of each reporting period the Company calculates the accrued carried interest that would be due to the Company pursuant to fund agreements as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of the underlying investments varies between reporting periods, it is necessary to make adjustments to the amounts recorded as carried interest to reflect either a positive performance resulting in an increase in the carried interest allocated to the general partner or a negative performance that would cause the amount due to the Company to be less than the amount previously recognized, resulting in a negative adjustment to carried interest allocated to the general partner. In each case, such accrued carried interest will be recognized in the Condensed Consolidated Statements of Operations.

Refer to Note 3 for details in relation to equity method investments.
Cash and Cash Equivalents
Cash and cash equivalents represents cash on hand, cash held in banks, money market funds and liquid investments with original maturities of three months or less. Interest income from cash and cash equivalents is recorded in Interest and dividend revenue in the Condensed Consolidated Statements of Operations.
Other Assets
We aggregate balances for presentation in the Condensed Consolidated Financial Statements based on the nature and function of the accounts. Specifically, we combine similar assets, to provide a clearer representation of financial position and performance during the reporting period. For the purposes of the interim financial statements, Intangibles and Goodwill as well as Property Plant and Equipment have been presented as Other Assets.
Compensation, benefits and fund operating expenses — Compensation and carried interest compensation
Compensation — Compensation consists of (a) salary and bonus, and benefits paid and payable to employees, and (b) share-based compensation associated with the grants of share-based awards to employees. Compensation costs relating to the issuance of share-based awards to senior management and employees is accounted for in accordance with ASC 718, Compensation — Stock Compensation. These awards are measured at fair value at the grant date and expensed over the vesting period, except in the case of share-based awards that do not require future service, which are expensed immediately. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period. The Company accounts for forfeitures as they occur.
Prior to the completion of the Arrangement, share-based compensation expense was allocated to the Company based on the awards and terms previously granted to its employees under the Corporation's share-based compensation plans. The value of these long term incentive plans changed as a result of the spin-off of the asset management business. In order to make award participants whole following the Arrangement, the Corporation and the Manager modified the strike price of the historical awards and issued additional Manager awards such that participants would receive the same economic outcome immediately before and after the spin-off. As part of the execution of the Arrangement, certain employees are now employed by the Company and any unvested amounts cease to be recognized by the non-employing entity. The Company assessed the fair value of the modified instruments immediately before and after the spin-off date to determine if there was any change in value and will account for the impact of the modification and recognizes any relevant incremental fair value generated at the time of the spin-off prospectively.
In addition, the Manager may issue options and other long-term incentive awards to employees of the Company, and the Company may reimburse the Manager for the costs associated with these awards. Compensation costs associated with these instruments are recorded on a gross basis in the Statements of Operations as the instruments vest.
Refer to Note 8 for further details of the Company's share-based compensation.
Carried Interest Compensation — Unrealized and realized carried interest is performance-based compensation associated with realized or unrealized carried interest based on performance of investments on a fund-by-fund basis. Such compensation expense is subject to both positive and negative adjustments.
Other income (expenses), net
Other income (expenses), net in the Condensed Consolidated Statement of Operations includes net unrealized gains (losses) resulting from changes in the fair value of the company’s investments in common shares in addition to investments in its sponsored funds.
Income taxes
The Company is an unlimited liability company organized under the provincial laws of British Columbia and is subject to Canadian federal and provincial income taxes.
Prior to the Arrangement, the Company's domestic and foreign operating results were included in the income tax returns of the Corporation. The Company accounted for income taxes under the separate return method. Under the approach, the Company determined its deferred tax assets and liabilities and related tax expenses as if it were filing separate tax returns.
The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of the Company's standalone

Condensed Consolidated Financial Statements in a manner that is systematic, rational, and consistent with the asset and liability method.
The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.
The Company analyzes its tax filing positions in all jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Tax benefits associated with actual or expected income tax positions are recognized when the “more likely than not” recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement with the related tax authority.
The Company recognizes accrued interest and penalties related to uncertain tax positions within the provision for income taxes in the Condensed Consolidated Statements of Operations.
Related parties
In the normal course of operations, the Company enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Company and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by associates and joint ventures are not eliminated on consolidation.
The Company has certain loans and receivables within Due from Affiliates which are long-term in nature. These receivables are initially recognized at fair value and subsequently measured at their amortized cost bases with interest recognized using the interest method.
In the normal course of business, the Manager issues its share-based compensation awards to the Company’s employees. The Company accounts for such transactions in accordance with ASC 323 Equity Method Investments and Joint Ventures, and recognizes the entire cost of the awards, as they vest, as compensation expense and a corresponding increase in additional paid-in capital. As the Company reimburses the Manager for the cost of these awards, the reimbursement is recognized as a decrease in additional paid-in capital. As such, this arrangement with the Manager has a net impact on the Company’s Condensed Consolidated Financial Statements as if the Company had paid for the employee compensation in cash. To the extent that the Company reimburses the Manager before the associated awards vest, the Company recognizes the prepayment in Due from Affiliates.
See Note 10 for further detail on related party transactions.
Dividends
Dividends are reflected in the Condensed Consolidated Financial Statements when declared.
3.    INVESTMENTS

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Common shares (a)	$224	$77
Investments in affiliates (b)	1,191	1,197
Accrued carried interest - mature funds (c)	1,135	1,394
Accrued carried interest - new funds (c)	419	305
Equity method investments (d)
Equity interest in Oaktree	4,506	4,191
Equity interest in other affiliates	801	358
	$8,276	$7,522
Where appropriate, the accounting for the Company’s investments incorporates the changes in fair value of those investments.
(a) As at June 30, 2024, common shares were $224 million (2023 - $77 million). Common shares primarily represents an investment by the Company of $143 million in Brookfield Infrastructure Income Fund Inc. and an investment of $64 million in Brookfield Renewable Energy L.P. (2023 - $64 million). Common share investments are carried at fair value with changes in fair value recorded in the Condensed Consolidated Statements of Operations.

(b) As at June 30, 2024, Investments in affiliates are primarily comprised of an interest in BSREP III of $1.1 billion (2023 – $1.1 billion) which is accounted for as an equity investment measured at its net asset value ("NAV") in accordance with ASC 321, Investments - Equity Securities.
(c) Accrued carried interest represents the disproportionate allocation of capital from our private funds to the extent that such interest is provided for in the relevant fund agreements. Accrued carried interest is accounted for using the equity method of accounting based on the Company’s entitlement to the funds’ net assets as if all investments were liquidated at fair value and all liabilities were satisfied, net of the cumulative amounts that have already been realized. As stipulated in the Relationship Agreement, accrued carried interest in mature funds, as defined therein, is all attributed to the Corporation and accrued carried interest in new funds, including current funds and open-ended funds, as defined therein, is attributed to the Corporation at 33.3%. Such attribution is achieved via Tracking Shares and non-controlling interests in certain subsidiaries that are entitled to such carried interest.
The change in the Company’s accrued carried interest for mature funds for the three and six months ended June 30, 2024 and 2023 is as follows:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$1,161	$1,145	$1,394	$1,163
Changes in fund fair values	(26)	1	(248)	14
Realized carried interest	—	(1)	(11)	(32)
Balance, end of period	$1,135	$1,145	$1,135	$1,145
The change in the Company’s accrued carried interest for new funds during the periods ended June 30, 2024 and 2023 is as follows:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024		2023
Balance, beginning of period	$338	$174	$305	$108	$108
Changes in fund fair values	81	115	114	66	181
Balance, end of period	$419	$289	$419	$174	$289
(d) The Company’s equity method investments include:
•An approximate 73% (2023 - 68%) economic interest in Oaktree which was initially acquired on September 30, 2019;
•A 49.9% (2023 – 49.9%) economic interest in LCM Partner Group transferred into the Company as part of the Arrangement;
•A 35% economic interest in Primary Wave acquired on October 3, 2022;
•An approximate 25% economic interest in Brookfield Properties Concord LLC acquired on December 8, 2023;
•An approximate 11% economic interest in Pretium acquired on June 29, 2024; and
•A number of general partner investments in our private funds.
The Company has significant influence, but not control, over the operating and financial policies of these equity method investees by virtue of having the ability to appoint members of these investee’s governing bodies.
During the six months ended June 30, 2024, the Company increased its investment in Oaktree resulting in a step-up in the basis of the investment. The step-up occurred due to the Company’s purchase of additional equity interest, which increased the Company’s ownership percentage from approximately 68% to approximately 73%. The Company accounted for the step-up in basis by allocating the excess of the purchase price over the proportionate share of the book value of the net assets acquired. The excess basis was allocated to the identifiable assets and liabilities. The amortization of the basis difference will be recognized over their respective useful lives. The allocation to goodwill will not be amortized.
The Company recognized in Share of Income from Equity Accounted Investments in its Condensed Consolidated Statement of Operations its share of earnings or losses from all of its equity method investments of $53 million (2023 - $29 million) and $133 million (2023 - $72 million) for the three and six months ended June 30, 2024, respectively.

The summarized financial information of all of the Company’s equity method investments for the three and six months ended June 30, 2024 and 2023, is as follows:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Revenues	$684	$1,066	$1,147	$1,767
Expense	(886)	(826)	(1,859)	(1,655)
Net loss	(202)	240	(712)	112
Net loss (income) attributable to non-controlling interest	1	11	12	—
4.    VARIABLE INTEREST ENTITIES
The Company consolidates certain VIEs for which it is the primary beneficiary either directly or indirectly, through another consolidated entity. VIEs include certain credit focused entities within the Oaktree platform, whereby the purpose of such VIEs is to provide a vehicle that allocates our share of its performance-based fees between the Company and the Corporation. The fundamental risks of these consolidated VIEs, mainly include loss of invested capital and performance-based fees. The Company does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs. The assets of consolidated VIEs may only be used to settle obligations of these entities. In addition, there is no recourse to the Company for the consolidated VIEs’ liabilities. For the three months ended June 30, 2024 and 2023, the Company did not provide financial or other support to consolidated VIEs.

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Cash and Cash Equivalents	$—	$—
Investments	958	891
Other Assets	—	—
Total Assets	$958	$891

Other Liabilities	$—	$—
Total Liabilities	—	—

Equity	$958	$891
The Company holds variable interests in certain VIEs which are not consolidated as it has been determined that the Company is not the primary beneficiary. VIEs that are not consolidated predominately include investment funds sponsored by or managed by the Company. The Company's investment strategies differ by investment fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management and performance income. The Company's maximum exposure to loss as a result of its investments in the unconsolidated investment funds is the carrying value of such investments, including the Company's capital interest and any unrealized carried interest. For the three months ended June 30, 2024 and 2023, the Company did not provide any financial and other support to unconsolidated VIEs other than its obligated commitments.
The assets and liabilities recognized in the Company's Condensed Consolidated Balance Sheets related to its maximum exposure to loss of those VIEs of which the Company is determined not to be the primary beneficiary, the non-consolidated VIEs, are as follows:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Investments	$1,311	$893
Due from affiliates	8	5
VIE related assets	1,319	898
Maximum exposure to loss	$1,319	$898

5.    FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS
Fair value approximates carrying value for the following financial instruments that are not measured at fair value in the Condensed Consolidated Financial Statements: Accounts receivable and other (except as otherwise indicated below), Accounts payable and other (except as otherwise indicated below), Due to affiliates and Due from affiliates, and Accrued carried interest.
The following tables summarize the fair value hierarchy of financial assets and liabilities of the Company that are measured at fair value as at June 30, 2024 and December 31, 2023:

AS AT JUNE 30, 2024 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$1,682	$—	$—	$1,682
Accounts receivable and other	—	—	45	45
Common shares	6	—	75	81
Total assets	$1,688	$—	$120	$1,808
Liabilities				—
Accounts payable and other	$—	$—	$124	$124
Total liabilities	$—	$—	$124	$124

AS AT DECEMBER 31, 2023 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$2,667	$—	$—	$2,667
Accounts receivable and other	—	—	37	37
Common shares	—	—	77	77
Total assets	$2,667	$—	$114	$2,781
Liabilities				—
Accounts payable and other	$—	$—	$122	$122
Total liabilities	$—	$—	$122	$122
The fair value measurement of items categorized in Level III of the fair value hierarchy is subject to valuation uncertainty arising from the use of significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of financial assets and liabilities recurringly measured at fair value are discount rates and capitalization rates. Significant increases (decreases) in these inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The following tables summarize the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of June 30, 2024 and December 31, 2023:

AS AT JUNE 30, 2024 (MILLIONS)	Fair Value	Valuation techniques
Common shares	$75	See note (a) and (b)
Accounts receivable and other	45	See note (a) and (d)
Accounts payable and other	124	See note (a) and (c)

AS AT DECEMBER 31, 2023 (MILLIONS)	Fair Value	Valuation techniques
Common shares	$77	See note (a) and (b)
Accounts receivable and other	37	See note (a) and (d)
Accounts payable and other	122	See note (a) and (c)
(a) Unobservable inputs were weighted based on the fair value of the investments included in the range.
(b) Common shares primarily represents an investment of $64 million in Brookfield Renewable Energy L.P. (2023 - $64 million). Common share investments are carried at fair value with changes in fair value recorded in the Condensed Consolidated Statements of Operations.
(c) Accounts payable and other recorded at fair value and categorized in Level III relate to a put option held by other investors of Oaktree and Primary Wave under which the Company may be required to purchase additional shares of these investees using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of these instruments is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.
(d) Accounts receivable and other recorded at fair value and categorized in Level III relate to a call option held by the Company to acquire additional shares of Primary Wave from other investors of the investee using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of this instrument is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.
During the three months ended June 30, 2024, there have been no changes in valuation techniques within Level III that have had a material impact on the valuation of financial instruments.
The following tables summarize the changes in financial assets and liabilities measured at fair value for which the Company has used Level III inputs to determine fair value. These tables also exclude financial assets and liabilities measured at fair value on a non-recurring basis. Total realized and unrealized gains and losses recorded for Level III investments are reported in Other income (expenses), net in the Condensed Consolidated Statements of Operations.

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 (MILLIONS)	Common shares	Accounts receivable and other	Accounts payable and other
Balance as at March 31, 2024	$102	$37	$124
Net purchases	(27)	—	—
Gains included in earnings	—	8	—
Balance as at June 30, 2024	$75	$45	$124

AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 (MILLIONS)	Common shares	Accounts receivable and other	Accounts payable and other
Balance as at December 31, 2023	$77	$37	$122
Net purchases	(2)	—	—
Gains included in earnings	—	8	2
Balance as at June 30, 2024	$75	$45	$124

6.    REVENUE
The Company offers investment products on a number of strategies, specifically renewable power and transition, infrastructure, real estate, private equity, and credit, operating in more than 30 countries.
The following table sets out revenue disaggregated by investment strategy.

FOR THE THREE MONTHS ENDED JUNE 30, 2024 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net	$131	$220	$221	$84	$59	$715
Incentive distributions	32	74	—	—	—	106
	$163	$294	$221	$84	$59	$821

FOR THE THREE MONTHS ENDED JUNE 30, 2023 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net	$131	$208	$238	$76	$24	$677
Incentive distributions	28	65	—	—	—	93
	$159	$273	$238	$76	$24	$770

FOR THE SIX MONTHS ENDED JUNE 30, 2024 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net	$252	$451	$437	$157	$98	$1,395
Incentive distributions	65	147	—	—	—	212
	$317	$598	$437	$157	$98	$1,607

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net	$256	$446	$448	$157	$67	$1,374
Incentive distributions	56	131	—	—	—	187
	$312	$577	$448	$157	$67	$1,561
7.    INCOME TAXES
The Company’s Canadian statutory income tax rate has remained consistent at 27% during the three months ended June 30, 2024, and 2023.
As of June 30, 2024 and December 31, 2023, the Company did not have any material unrecognized tax benefits related to uncertain tax positions.
The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by Canadian and foreign tax authorities. As of June 30, 2024, the company’s Canadian income tax returns for the years 2019 through 2022 were open under the normal four-year statute of limitations and therefore subject to examination. Certain subsidiaries’ tax returns for 2018 through 2022 are open to examination.
8.    SHARE-BASED COMPENSATION
The Company, as well as the Manager and the Corporation, related parties of the Company, have granted share-based compensation awards to certain employees and non-employee directors of the Company under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.

During the three months ended June 30, 2024, no escrowed shares were issued. During the six months ended June 30, 2024, the Company granted 4.8 million (2023 - nil) escrowed shares at a weighted average exercise price of $40.07 (2023 - $nil). The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term (2023 - nil), 29.2% volatility (2023 - nil), a weighted average expected dividend yield of 4.8% (2023 - nil) annually, a risk-free rate of 4.2% (2023 - nil) and a liquidity discount of 25%, with a fair value of $6.12 per unit (2023 - $nil). The total fair value of the escrowed shares granted was $29.3 million (2023 - $nil).
The expense recognized for share-based compensation is summarized in the following table:

FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024		2023
Expense arising from equity-settled share-based payment transactions				$53
Management Share Option Plan	$7	$6	$12		$13
Escrowed Stock Plan	6	4	12		8
Restricted Stock Plan	13	12	24		24
	$26	$22	$48		$45

(Recovery) expense arising from cash-settled share-based payment transactions				98
Deferred Share Unit Plan	$(6)	$2	$(2)		$77
Restricted Share Unit Plan	—	—	1		(7)
	$(6)	$2	$(1)		$70
The share-based payment plans are described below.
Management Share Option Plan
Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the three and six months ended June 30, 2024, the total expense incurred with respect to MSOP totaled $7 million and $12 million, respectively (2023 – $6 million and $13 million).
Escrowed Stock Plan
Under the Escrowed Stock ("ES") Plans, executives are granted common shares (the “ES Shares”) in one or more private escrowed companies that own Class A shares of the Manager, the Asset Management Company, and the Corporation. The ES Shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES Shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the increase in market value between the date of grant and date of exercise of the respective Class A shares at the time of the exchange. An equal number of Class A shares held in the private escrow companies may be cancelled such that the issuance of shares to employees is non-dilutive. In general, the shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued. For the three and six months ended June 30, 2024, the total expense incurred with respect to the ES Plan totaled $6 million and $12 million, respectively (2023 – $4 million and $8 million).
During the six months ended June 30, 2024, a subsidiary of the Asset Management Company, as part of establishing various equity based compensation vehicles associated with the ES Plans, issued a total of 7,562,189 class A preferred shares to the Corporation and the Manager for consideration of $143 million and $46 million, respectively. The class A preferred shares are redeemable at the option of the holder and the issuer at a redemption amount of $25 per share plus accrued and unpaid dividends and these preferred shares are non-voting. The consideration received for this share issuance was the contribution of 3,579,878 of the Asset Management Company's common shares by the Corporation and the contribution of 1,198,422 common shares of the Asset Management Company by the Manager. The Asset Management Company has utilized the common shares received to structure various equity based compensation vehicles owned by the Asset Management Company. No additional grants occurred during the three months ended June 30, 2024.

Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
Compensation expense for the three and six months ended June 30, 2024 was $13 million and $24 million (2023 – $12 million and $24 million ).
Deferred Share Unit Plan
The Deferred Share Unit ("DSU") Plan provides for the issuance of DSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs vest over periods of up to five years, and accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares at the time of the dividend. Participants are not allowed to convert DSUs into cash until retirement or cessation of employment.
The value of the DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The fair value of the vested DSUs as at June 30, 2024 was $206 million (December 31, 2023 – $209 million).
Employee compensation expense for these plans is charged against net income over the vesting period of the DSUs. For those awards issued as part of the Arrangement, the mark-to-market movement is recoverable from the Corporation. The amount payable in respect of vested DSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the Company are recorded as employee compensation expense in the period of the change. For the three and six months ended June 30, 2024, employee compensation (recovery) expense totaled $(6) million and $(2) million respectively (2023 – $(2) million and $77 million).
Restricted Share Unit Plan
The Restricted Share Unit ("RSU") Plan provides for the issuance of RSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of RSUs. The RSUs vest over periods of up to five years. Participants are not allowed to convert RSUs into cash until retirement or cessation of employment. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted.
Employee compensation expense for these plans is charged against net income over the vesting period of the RSUs. For those awards issued as part of the Arrangement, the mark-to-market movement is recoverable from the Corporation. The amount payable in respect of vested RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the Company are recorded as employee compensation expense in the period of the change.
During the six months ended June 30, 2024, the RSU Plan was settled and participating employees and directors of the Asset Management Company received a cash settlement equal to the value of the RSUs at the date of settlement or an option to acquire preferred shares in subsidiaries of the Corporation with a redemption value equal to the value of their RSUs on the date of the settlement of the RSU plan.
The value of the outstanding options associated with the settlement of the RSU plan as at June 30, 2024 was $21 million (2023 - $nil) and the fair value of outstanding RSUs was $nil (December 31, 2023 – $21 million).
For the three and six months ended June 30, 2024, employee compensation expense totaled $nil and $1 million (2023 – $nil and recovery of $7 million).

9.    PREFERRED SHARES REDEEMABLE NON-CONTROLLING INTEREST
As at June 30, 2024 subsidiaries of the Company have issued and outstanding certain classes of preferred shares which are outlined below:

	2024		2023
AS AT JUNE 30,, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	Number of Shares	Value	Number of Shares	Value
BUSHI Preferred Shares
BUSHI Tracking Shares	100	$1,932	100	$2,062
Class B senior preferred	1,621,093	41	1,621,093	41
Class B preferred	2,520,571	63	2,520,571	63
Class A preferred	7,562,189	189	—	—
BMHL Preferred Shares	100	—	100	—
		$2,225		$2,166
The movement in the carrying value of the preferred shares redeemable non-controlling interest is as follows:

AS AT AND FOR THE PERIODS ENDED JUNE 30, (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$2,258	$1,864	$2,166	$1,811
Net (redemptions) issuances	(27)	78	160	150
Changes in redemption value included in net income attributable to preferred shares non-controlling interest	(6)	90	(101)	71
Balance, end of period	$2,225	$2,032	$2,225	$2,032
BUSHI Tracking Shares
In December 2022, at the time of the spin-off, BUSHI and BMHL, subsidiaries of the Company, entered into arrangements with the Corporation whereby BUSHI and BMHL issued preferred shares to the Corporation in exchange for the Corporation's holdings in BUSHI's and BMHL's common shares.
The preferred shares, which we also refer to as Tracking Shares, represent a class of ownership senior to common stock and subordinate to debt and are entitled to quarterly dividends when declared by BUSHI and BMHL. The BUSHI preferred shares are redeemable at the option of the issuer, whose board is controlled by the holder, after 10 years and the BMHL preferred shares are redeemable when a redemption triggering event has occurred. As the Company does not solely control the redemption event, these preferred shares are accounted for as redeemable non-controlling interests.
Class B senior preferred and preferred shares
In addition to the Tracking Shares, BUSHI has also issued class B senior preferred shares and class B preferred shares. The class B senior preferred shares entitle the holder to cumulative preferential cash dividends at $1.36375 per share per annum and are ranked senior to the Tracking Shares, class B preferred shares and common shares. The class B senior preferred shares are redeemable by the issuer, whose board is controlled by the Corporation, upon the tenth anniversary of issuance at a redemption amount of $25 per share plus accrued and unpaid dividend. The class B preferred shares are redeemable at the option of both the holder and the issuer at $25 per share (the redemption amount) plus unpaid dividends. These preferred shares are non-voting and rank junior to the BUSHI tracking shares and senior to common shares of the entity, and are entitled to non-cumulative cash dividends at 6.7% per annum on their redemption amount.
Class A preferred shares
During the six months ended June 30, 2024, a subsidiary of the Asset Management Company issued 5,737,599 class A preferred shares to the Corporation and 1,824,590 class A preferred shares to the Manager for consideration of $143 million and $46 million, respectively. The class A preferred shares are redeemable at the option of the holder and the issuer at a redemption amount of $25 per share plus accrued and unpaid dividends and these preferred shares are non-voting. Refer to Note 8 for further details.
The Company accounts for the changes in the value of the redeemable non-controlling interest in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company elects for the BUSHI tracking shares and class B senior preferred shares to recognize changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As the BMHL tracking shares are not currently redeemable and management has determined that it is not probable that the instrument will become redeemable no subsequent adjustment in the value of the preferred shares is expected. The BUSHI class B preferred shares are currently redeemable and are therefore measured at their redemption amount at each reporting date. However, no adjustment to the carrying value of the class B preferred shares is expected as dividends declared are expected to be paid on or prior to each reporting date.
BUSHI and BMHL preferred shares
The Company had 100 BUSHI Tracking Shares and 100 BMHL Tracking Shares outstanding as at June 30, 2024 with a carrying value equal to redemption value of $2.0 billion and $nil, respectively. In addition, the Company had 1,621,093 BUSHI class B senior preferred shares and 2,520,571 BUSHI class B preferred shares and 7,562,189 BUSHI class A preferred shares outstanding as at June 30, 2024 with a carrying value equal to their redemption value of $41 million, $63 million, and $189 million, respectively.
10.    RELATED PARTY TRANSACTIONS
In the normal course of business, the Company entered into transactions with related parties and derived the majority of its revenue from the provision of asset management services to the Corporation along with its subsidiaries and operating entities. During the three months and six months ended June 30, 2024, the Company recorded revenues of $862 million (2023 - $884 million) and $1.7 billion (2023 -$1.7 billion), respectively, derived from related party transactions on its Condensed Consolidated Statement of Operations.
In the normal course of business, the Company entered into transactions with related parties by providing and borrowing on short-term credit facilities, working capital facilities, as well as unsecured loans. The balances due and from these facilities as well as those amounts due and from share-based compensation recharge and recovery arrangements are recorded as Due from affiliates and Due to affiliates on the Condensed Consolidated Balance Sheets.
Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to the Company on a cost recovery basis. For services received, costs are recorded on a gross basis in the Condensed Consolidated Statement of Operations. During the three months and six months ended June 30, 2024, under this arrangement, the Company has recognized an expense of $34 million (2023 - $42 million) and $80 million (2023 - $95 million), respectively, in the Condensed Consolidated Statement of Operations which includes the impacts of the fair value movements of the cash-settled equity instruments provided by the Manager to employees of the Company. The Manager is also entitled to reimbursement for costs incurred associated with stock-based compensation awards issued to employees of the Asset Management Company by the Manager. During the three and six months ended June 30, 2024, the Company paid the Manager $nil (2023 - $nil) and $79 million (2023 - $88 million), respectively as a prepayment for equity based compensation granted to the Company's employees. For the six months ended, the Company also made a $15 million (2023 - $15 million) prepayment to the Manager under the AMSA for equity based compensation. During the six months ended June 30, 2024, the Company issued to the Manager options to acquire the Company’s shares, which are accounted for as the Company’s equity in Additional Paid-in Capital at their fair value on issuance date of $37 million. These options are options that track to certain Manager stock options issued under its Management Share Option Plan and are exercised at the same time and the same exercise prices as these awards.
As outlined in the Relationship Agreement, the Corporation is responsible for costs associated with certain share-based awards for certain employees, some of which are subject to revaluation at each balance sheet date, and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. Income generated under the Relationships Agreement relating to these instruments is recognized as Other revenues in the Condensed Consolidated Statement of Operations on a gross basis as the instruments vest. During the three and six months ended June 30, 2024, the Asset Management Company has recognized a recharge (recovery) of ($44) million (2023 - $16 million) and $47 million (2023 - $165 million), respectively, in the Condensed Consolidated Statement of Operations under this arrangement.
Under the TSA, Brookfield Asset Management ULC will provide the Corporation and the Manager certain services to support day-to-day corporate activities on a transitional basis. For services provided to the Corporation, costs are recorded on a gross basis in the Consolidated Statement of Operations. For the three and six months ended June 30, 2024, the Corporation has recognized $2 million (2023 - $3 million) and $6 million (2023 - $6 million), respectively, in the Consolidated Statement of Operations under this arrangement.
During the six months ended June 30, 2024 a subsidiary of the Asset Management Company issued class A preferred shares to the Manager and the Corporation for consideration of $189 million as part of the establishment of equity based compensation vehicles. Refer to Note 9 for further details.

During the six months ended June 30, 2024, the Company acquired an 11% interest in Pretium for $351 million from a related party of the Company.
For the three and six months ended June 30, 2024, the Company recognized tax attributes purchased from a related party of $38 million and $76 million, respectively.
Due from affiliates and due to affiliates consisted of the following:

AS AT JUNE 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Due from Affiliates
Loans to affiliates	$1,660	$1,654
Receivables from affiliates related to share and cash-based compensation	672	650
Loans to related parties	26	200
	$2,358	$2,504

Due to Affiliates
Operating payables due to related parties	$664	$659
Payables to affiliates related to share and cash-based compensation to carried interest	131	129
Borrowings from related parties	202	198
	$997	$986
Due from affiliates
Due from affiliates of $2.4 billion (2023 – $2.5 billion) consists of $1.7 billion (2023 – $1.7 billion) of loans from affiliates which are comprised of asset management fees receivables, working capital facilities, and other outstanding short-term credit facilities provided to the Corporation and its subsidiaries in the normal course of business. Loans to related parties are unsecured with floating rates of Secured Overnight Financing Rate published by the Federal Reserve Bank of New York ("SOFR") less 375 bps or a fixed interest rate of 0.14% to 6.5%. Maturities on loans to related parties range from 2024 to 2057. The loans were generally issued to finance acquisitions and fund commitments.
Due to affiliates
Due to affiliates of $1.0 billion (2023 - $986 million) consists of amounts payable to related parties for services received in the normal course of business including operating expenses payable and borrowings from the Corporation under the line of credit.
11.    COMMITMENTS AND CONTINGENCIES
Commitments
On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III, of which $2.1 billion has been funded as at June 30, 2024 (December 31, 2023 – $2.1 billion). The remainder of the commitment will be funded by the Corporation.
In the normal course of business, the Company enters into contractual obligations which include commitments to provide bridge financing and other equity commitments. As at June 30, 2024, the Company had $2.6 billion of such commitments outstanding (December 31, 2023 - $ 2.1 billion).
Guarantees
The Company may from time to time enter into guarantees to assist the general partners of specific funds in securing financing. In the event that the general partners default on their financing obligations, the Company will be liable for outstanding payments under the guarantees. As at June 30, 2024, the Company had $400 million of such guarantees outstanding (December 31, 2023 - nil).

Contingencies
Carried interests clawback
Carried interests are realized when an underlying investment is profitably disposed of after the fund’s cumulative returns have met a certain thresholds for return of capital. When applicable, the Company records a liability for potential clawback obligations due to changes in the unrealized value of a fund’s remaining investments and where the Company has previously received carried interest distributions.
The actual clawback liability, however, generally does not become payable until the end of a fund’s life. No liability for potential clawback obligations has been recorded associated with any of our funds as at June 30, 2024 and December 31, 2023.
Litigation
The Company may from time to time be involved in litigation and claims incidental to the conduct of its business. The Company’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the Company. As of June 30, 2024 there is no outstanding litigation.
The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.
Taxation
We operate in jurisdictions with differing tax laws and tax rates. Several jurisdictions in which we operate have proposed draft legislation, which if enacted in their current form, may result in a change to our effective income tax rate. Given the uncertainty with respect to differences between draft and enacted legislation, the impact resulting from the potential enactment of such draft legislation cannot be reasonably estimated at this time. In addition, certain jurisdictions in which we operate have enacted legislation where the impact cannot be readily determined without further clarification from the relevant tax authorities. Given the uncertainty surrounding such circumstances, the Company has concluded that the impact of such legislation cannot be reasonably estimated at this time.

12.    SUBSEQUENT EVENTS
The Company evaluated events and transactions occurring from July 1, 2024 up to August 9, 2024.
On July 1, 2024, the Company disposed of a portion of its interest in Brookfield Infrastructure Income Fund Inc. for consideration of $118 million. Subsequent to the disposal, we continue to hold a $25 million interest.

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Ltd.
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bam.enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 416-682-3860 or toll free in North America (1-877-715-0498)
F: 1-888-249-6189
E: inquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield Asset Management Ltd. shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2023 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Manager has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada to receive their dividends in the form of newly issued Class A shares, without paying commissions. The plan is currently not available for registered shareholders of our Class A Shares who are resident in the United States.

Pursuant to our Dividend Reinvestment Plan, registered holders of our Class A Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date on which at least one board lot of Class A Shares has traded, as reported by the NYSE (the "NYSE VWAP"). The NYSE VWAP is multiplied by an exchange factor calculated as the average daily exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A	Last day of February, May, August and November	Last day of March, June, September and December
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

Board of Directors and Officers
BOARD OF DIRECTORS

MARK CARNEY Chair of the Board and Head of Transition Investing of Brookfield Asset Management Ltd.	MARCEL R. COUTU Corporate Director.	BRUCE FLATT Chief Executive Officer of Brookfield Asset Management Ltd. and Brookfield Corporation.
OLIVIA GARFIELD Chief Executive Officer of Severn Trent, a FTSE 100 water utilities company.	NILI GILBERT Vice Chairwoman of Carbon Direct LLC, a leader in scaling carbon management.	KEITH JOHNSON Founding Partner and Chief Executive Officer of Sequoia Heritage.
BRIAN W. KINGSTON Managing Partner and Chief Executive Officer of Real Estate of Brookfield Asset Management Ltd.	ALLISON KIRKBY Chief Executive Officer of BT Group plc, a British multinational company.	CYRUS MADON Managing Partner and Executive Chair of Private Equity of Brookfield Asset Management Ltd.
DIANA NOBLE Founder of Kirkos Partners.	SAMUEL J.B. POLLOCK Managing Partner and Chief Executive Officer of Infrastructure of Brookfield Asset Management Ltd.	SATISH RAI Senior Advisor at OMERS, Former Chief Investment Officer of OMERS.
Details on Brookfield Asset Management Ltd.'s directors are provided in the Management Information Circular and on Brookfield Asset Management Ltd.'s website at https://bam.brookfield.com

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Hadley Peer Marshall, Chief Financial Officer
Connor Teskey, President; Chief Executive Officer, Renewable Power and Transition
Justin B. Beber, Chief Operating Officer
Brian W. Kingston, Chief Executive Office, Real Estate
Cyrus Madon, Executive Chair, Private Equity
Craig W.A. Noble, Chief Executive Officer, Credit
Samuel J.B. Pollock, Chief Executive Officer, Infrastructure
Anuj Ranjan, Chief Executive Officer, Private Equity

BROOKFIELD ASSET MANAGEMENT

Brookfield.com

NYSE: BAM
TSX: BAM

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas, 14.401
Parque da Cidade-Torre Paineira
15º andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
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Tokyo